- English convenience translation -

Mandatory publication pursuant to Sections 27 (3) Clause 1, 14 (3) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG)

Joint Opinion of the Management and Supervisory boards
of
Biofrontera AG
headquartered in Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

on the voluntary public purchase offer in the form of a partial offer
(cash offer)
of
Deutsche Balaton Biotech AG
based in Frankfurt am Main, Germany, and
DELPHI

Unternehmensberatung Aktiengesellschaft
based in Heidelberg, Germany,
to the shareholders of
Biofrontera AG

relating to the purchase of a total of up to 500,000 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 7.20

Shares of Biofrontera AG:

ISIN DE0006046113 (WKN 604611)

ISIN DE000A2TR9S4 (WKN A2TR9S) (shares with dividend entitlement from 1 January 2019)

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Contents

1 Introduction	5
2 Information about this Opinion	6
2.1 Legal bases of this Opinion	6
2.2 Employees’ Opinion	7
2.3 Effective bases of this Opinion	7
2.4 Publication of this Opinion and any additional opinions relating to potential modifications to the Offer	8
2.5 Biofrontera shareholders’ own responsibility to examine the Offer	9
3 Summary of the main points of this Opinion	10
4 Information about the Biofrontera Group	12
4.1 Biofrontera Group companies	12
4.1.1 Biofrontera AG	12
4.1.2 Biofrontera Group / subsidiaries of Biofrontera AG	19
4.2 Operating activities of the Biofrontera Group	20
4.2.1 Description of operating activities	20
4.2.2 Overview of milestones in the Company’s successful development to date	21
4.3 Selected financial and corporate data for the Biofrontera Group	22
4.3.1 2018 fiscal year	23
4.3.2 Description of business trends during the 2018 fiscal year	23
4.3.3 Outlook for the 2019 financial year	24
4.3.4 Trends during the 01/01/2019 to 31/03/2019 period	24
4.3.5 Staff	25
5 Information around the Bidder	25
5.1 The Bidder	25
5.1.1 DB Biotech	25
5.1.2 DELPHI	26
5.2 Bidder’s shareholder structure	26
6 Information relating to the Offer	28
6.1 Relevance of the Offer Document	28
6.2 Summary of the Offer	28
6.3 Subject of the Offer:	30
6.4 Consideration offered by the Bidder	30

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6.5 Competing offer of Maruho Deutschland GmbH	30
6.6 Acceptance period for the Bidder’s Offer	31
6.6.1 Acceptance period	31
6.6.2 Statutory regulations concerning extending the Acceptance Period	31
6.7 No offer conditions	32
6.8 Rights of withdrawal	32
7 Opinion relating to the type and level of consideration offered	32
7.1 No statutory regulations concerning the type and level of consideration	33
7.2 Type of consideration	33
7.3 Amount of consideration	33
7.3.1 Comparison with historical stock market prices	33
7.3.2 Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 /
Fairness Opinion	33
7.4 Assessment of the consideration by the Management and Supervisory boards	35
8 Business and strategic background of the Offer communicated by the Bidder	36
8.1 Bidder’s information in the Offer Document	36
8.2 Opinion of the Management and Supervisory boards	36
9 Intentions communicated by the Bidder	37
9.1 Intentions of the Bidder with regard to Biofrontera AG	37
9.1.1 Corporate seat, location, use of assets and future obligations	37
9.1.2 Research partnerships / distribution rights	38
9.1.3 Employees, conditions of employment and representations	38
9.1.4 Structural measures	38
9.1.5 Opinion of the Management and Supervisory boards	38
9.2 Intentions of the Bidder with regard to the Management and Supervisory boards of Biofrontera AG	39
9.2.1 Supervisory Board	39
9.2.2 Management Board	40
9.2.3 Opinion of the Management and Supervisory boards	40
9.3 Proposed amendment of Section 13 of the bylaws of Biofrontera AG	43
9.4 Litigation	44
9.5 Future business activities of the Bidder	45

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10 Prospective consequences of a successful offer for the Target Company’s employees, conditions of
employment and locations	45
10.1 Strategic and operational objectives of the Bidder undisclosed / Intended modifications to the
Management and Supervisory boards would represent a considerable disadvantage	45
10.2 Employees, conditions of employment	46
10.3 Employee representatives	47
10.4 Company domicile of Biofrontera AG, location of significant parts of the Company	47
11 Summary evaluation of the Bidder’s objectives and of a successful Offer	47
12 Interests of the Management and Supervisory boards of Biofrontera AG	47
12.1 No guarantee or prospect of benefits	47
12.2 Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this
opinion / Voting abstentions	47
13 Intention of the members of the Management and Supervisory boards to accept the Offer	47
13.1 Management Board	48
13.2 Supervisory Board	48
14 Summarizing opinion of the Management and Supervisory boards	48
Annex 2.2 (Employees’ Opinion)	49
Annex 7.3.2 (Fairness Opinion)	52

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1 Introduction

Deutsche Balaton Biotech AG based in Frankfurt am Main, registered in the commercial register of the Frankfurt am Main District Court under Commercial Register Sheet No. 111190 (“DB Biotech”) and DELPHI Unternehmensberatung Aktiengesellschaft based in Heidelberg, registered in the commercial register of the Mannheim District Court under Commercial Register Sheet No. 705381 (“DELPHI”, DB Biotech and DELPHI also jointly the “Bidders” or “Bidder”), announced on 29 May 2019 pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG”) their decision to make a voluntary public purchase offer in the form of a partial offer for up to 500,000 shares of Biofrontera AG, registered in the commercial register of the Cologne District Court under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”, Biofrontera AG and its subsidiaries (cf. the subsidiaries under Note 4.1.2) also referred to as the “Biofrontera Group”). The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates). On 21 June 2019, pursuant to Section 14 (2) and (3) WpÜG, the Bidder published the offer document in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer (“Offer”) to the shareholders of Biofrontera AG (each individually “Biofrontera shareholder” and jointly “Biofrontera shareholders”) concerning the acquisition of a total of up to 500,000 ordinary registered shares of Biofrontera AG with the ISIN DE0006046113 (hereinafter referred to individually as the “Biofrontera share” and together as the “Biofrontera shares”) against payment of a cash consideration of per share

EUR 7.20

per Biofrontera share
(“Offer Price”)

In other words, the Offer is addressed to Biofrontera shareholders and relates to the acquisition of up to 500,000 ordinary registered shares of Biofrontera AG (ISIN DE0006046113), including all related rights, especially the voting right, as of the time of the processing of the Offer.

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It is recommended that the Offer Document be read in full.

The German Federal Financial Supervisory Authority (“BaFin”) has reviewed the Offer Document in accordance with German law and in the German language as described in the Offer Document and on this basis permitted its publication on 21 June 2019. With regard to the applicability of legal systems other than those of the Federal Republic of Germany, reference is made to the relevant statements in the Offer Document, in particular with regard to the applicability of the legal system of the United States of America (“USA”). The Management and Supervisory boards have not undertaken their own independent review of the Offer, or of the Offer Document, in relation to compliance with all – especially foreign – capital-market and securities legislation. The Management and Supervisory boards draw attention to the fact that they are unable to examine and assess whether, if they accept the Offer, Biofrontera shareholders are acting in accordance with all legal requirements affecting them personally. In particular, the Management and Supervisory boards recommend that all individuals receiving the Offer Document outside the Federal Republic of Germany, or that wish to accept the Offer but are subject to the securities acts of a legal jurisdiction other than the Federal Republic of Germany, inform themselves concerning such acts and comply with them.

2 Information about this Opinion

2.1	Legal bases of this Opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to an acquisition offer in the meaning of the WpÜG and relating to any modification of the acquisition offer. The Management and Supervisory boards’ opinions can be issued as a joint opinion. The Management and Supervisory boards of Biofrontera AG hereby issue their joint opinion (“Opinion”) pursuant to Section 27 WpÜG relating to the Bidder’s Offer. In their opinion, the Management and Supervisory boards are required pursuant to Section 27 (1) Clause 2 WpÜG to especially address

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–	the type and level of consideration offered,
–	the prospective consequences of the successful Offer for the Target Company, the Target Company’s employees, the employment conditions and the locations of the Target Company,
–	the objectives pursued by the Bidder with the Offer, and
–	the intention of the members of the Management and Supervisory boards, to the extent that they are holders of securities in the Target Company, to accept the Offer.

If in this opinion only the “Management and Supervisory boards” (“Management and Supervisory boards”) are referred to, this shall refer to the Management and Supervisory boards of Biofrontera AG, even if no explicit reference is made to Biofrontera AG, unless the management and supervisory boards of another company are specifically named.

2.2	Employees’ Opinion

If the respective Works Council, or, to the extent that such a body does not exist – as is the case with Biofrontera AG – the employees of the Target Company directly convey an opinion relating to the Offer to the Management Board, the Management Board is required to append such an opinion to its opinion. The employees of Biofrontera AG are required to convey to the Management Board their own opinion relating to the Offer (“Employees’ Opinion”). The employees’ opinion is attached to this opinion as Annex 2.2.

2.3	Effective bases of this Opinion

All information, expectations, forecasts, estimates, valuations and forward-looking statements contained in this Opinion as well as statements of intent are based on information available for the Management and Supervisory boards on the date of this Opinion based on their tasks and powers. They convey their estimates, assumptions and intentions existing as of this date, which can change after the date of this Opinion. Above and beyond obligations pursuant to German law – specifically the German Securities Acquisition and Takeover Act (WpÜG) – the Management and Supervisory boards do not assume any obligation to update or amend this Opinion.

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The statements made in this Opinion relating to the Bidder, its affiliated companies and individuals acting together with the Bidder, as well as their intentions, assumptions and objectives, are based exclusively on publicly accessible information, especially the Offer Document. The Management and Supervisory boards draw attention to the fact that they are unable to verify disclosures made by the Bidder in the Offer Document – apart from those originating directly within the Biofrontera Group – or the Bidder’s communicated intentions and objectives, and to ensure that they are implemented or complied with. The Management and Supervisory boards draw attention to the fact that the Bidder’s intentions and objectives as conveyed in the Offer Document can change at a later time.

To the extent that this Opinion includes forward-looking statements, these do not represent facts, and are characterized by the words “become”, “expect”, “believe”, “estimate”, “intend”, “endeavor”, “assume” and similar or comparable expressions. Such disclosures express intentions, opinions or current expectations and assumptions of the Management and Supervisory boards. Forward-looking statements are based on current plans, estimates and forecasts, which the Management and Supervisory boards have prepared according to the best of their knowledge, but they do not make assertions concerning their future correctness or occurrence. Forward-looking statements are subject to risks and uncertainties which are mostly very difficult to predict and do not lie within the Management and Supervisory boards’ sphere of influence.

References to time in this opinion relate, unless stated otherwise, to local time in Frankfurt am Main, Germany. To the extent that formulations such as “currently”, “at present”, “now”, “presently” or “today” are utilized in this opinion, they relate to the date of this opinion.

2.4	Publication of this Opinion and any additional opinions relating to potential modifications to the Offer

This opinion and any supplements or updates will be published on the Internet on the website of Biofrontera AG at

http://www.biofrontera.com

in the section “Investors” under “Acquisition Offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft”: https://www.biofrontera.com/de/investoren/erwerbsangebot-db-biotech-und-delphi.html

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Copies of the Opinion are available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that the Opinion is available at the aforementioned address, and that the publication of the opinion on the Internet has been realized on the aforementioned Internet page.

This Opinion will be published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares, each of which securitizes two ordinary shares of Biofrontera AG (ISIN: US09075G1058) (Biofrontera “ADS”), a publication of the opinion will occur there in accordance with the relevant provisions and instructions of the United States Securities and Exchange Commission (“SEC”).

2.5	Biofrontera shareholders’ own responsibility to examine the Offer

The Management and Supervisory boards draw attention to the fact that their statements and judgements in this Opinion are in no manner binding for Biofrontera shareholders. Rather, Biofrontera shareholders are themselves responsible for drawing conclusions deriving from the Offer or from other accessible sources, and for acting accordingly. In this context, they themselves are responsible for deciding whether to accept the Offer or not.

To the extent legally permissible, the Management and Supervisory boards as well as Biofrontera AG assume no liability for the instance that an acceptance or non-acceptance of the Offer should prove economically disadvantageous for Biofrontera shareholders or for Biofrontera AG.

Above and beyond this, the Management and Supervisory boards draw attention to the fact that they can provide no assessment as to the tax consequences that can arise for the individual Biofrontera shareholder from acceptance or non-acceptance of the Offer. The Management and Supervisory boards recommend that Biofrontera shareholders obtain tax advice that takes into consideration their personal tax situation before deciding whether to accept or not.

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If and to the extent that Biofrontera shareholders are unable to make an independent assessment of the Offer, they should consider obtaining expert advice, such as through contacting their personal investment adviser and tax adviser.

3 Summary of the main points of this Opinion

The following summary of the main points of this Opinion serves as an overview. It does not include all of the information included in the opinion. For this reason, in their own interests, Biofrontera shareholders should not rely solely on this summary, but instead examine this Opinion and the Offer Document in full and in detail.

The main points of this Opinion are as follows:

–	The Management and Supervisory boards appraise the consideration offered by the Bidder to be financially inappropriate.
–	The Bidder’s statement that these and the persons acting in concert with them are pursuing the objective of being represented on the Supervisory Board of Biofrontera AG only “in accordance with their participating interest” does not appear credible. In the Management and Supervisory boards’ opinion, it is clear from Deutsche Balaton’s request to amend the Annual General Meeting of Biofrontera AG on 10 July 2019 and from the countermotions submitted by the bidders and persons acting in concert with them that the Bidders and Deutsche Balaton already have the goal at the Annual General Meeting of Biofrontera AG on 10 July 2019 to fill at least three Supervisory Board mandates according to their ideas. In addition, amendments to the bylaws of Biofrontera AG which are intended to be made will lead to the conclusion (cf. Note 9.3) that in the following the Bidder intends to fill the Supervisory Board mandates in a more extensive and thereby majority manner in accordance with its ideas.
–	In the assessment of Biofrontera AG, the Bidder and individuals acting in concert with it have no proven practical experience of any type or other relevant expertise in the Biofrontera Group’s area of activity. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards poses a serious risk to the further development and growth of the Biofrontera Group.

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–	Pursuant to the employees’ opinion, the employees of Biofrontera AG reject the Bidder’s objectives relating to the modification of the Management and Supervisory boards. A partnership with the Deutsche Balaton Group is completely out of the question for a considerable proportion of the employees, with the consequence that Biofrontera AG faces the risk of a mass exodus of highly qualified employees. In particular, the risk exists of a loss of important key personnel.
–	The Management and Supervisory boards point out that in the event of a successful Offer, and if the Bidder achieves the influence over Biofrontera AG for which it is striving, a risk would in any case exist that an attempt will be made to access the assets of the Biofrontera Group, especially its available liquidity.
–	Overall, the Management and Supervisory boards appraise the targets and intentions communicated by the Bidder as negative. The Management and Supervisory boards cannot identify that the Bidder’s objectives, which, if the Bidder’s approach proves successful, would potentially entail an effective control of the Biofrontera Group, are borne out by a comprehensible operative strategy that lies in the interests of the Biofrontera Group. Rather, in the Management and Supervisory boards’ opinion, the overall approach of the Bidder and the persons acting in concert with the Bidder makes it clear that they intend to make substantial modifications to the structure of Biofrontera AG, especially in relation to the very successful management to date by the Management and Supervisory boards, by appointing persons closely associated with the Bidders and with Deutsche Balaton. In particular, the related risks encompass the loss of key personnel. In the Management and Supervisory boards’ opinion, this would pose a massive risk to the further success and profitability of the Biofrontera Group.
–	The Management Board members do not intend to accept the Offer. Instead, they intend to accept the Maruho Offer for all Biofrontera shares they hold (see Note 6.5).
–	The Management and Supervisory boards recommend that Biofrontera shareholders do not accept the Offer.

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4 Information about the Biofrontera Group

4.1	Biofrontera Group companies

4.1.1	Biofrontera AG

(a) Legal form, domicile and corporate purpose

Biofrontera AG is a public stock corporation formed under German law and with corporate domicile in accordance with the Company’s bylaws in Leverkusen, Germany. It is registered in the Commercial Register of Cologne District Court under Commercial Register Sheet No. 49717. The Company’s purpose in accordance with the bylaws of Biofrontera AG is to research, develop and sell pharmaceuticals, as well as to act as a holding company, in other words, to acquire and manage companies or interests in companies. Biofrontera AG heads the Biofrontera Group as a holding company. The Company’s address is: Hemmelrather Weg 201, 51377 Leverkusen.

(b) Capital structure of Biofrontera AG

Share capital

The share capital of Biofrontera AG currently amounts to EUR 44,638,174. It is divided into 44,638,174 ordinary registered shares with a notional interest in the share capital of EUR 1.00 per share. Each share grants its holder one vote. Biofrontera AG holds no treasury shares as of the AGM convening date. Share capital of EUR 44,632,674 continues to be registered in the commercial register. From conditional capital, 5,500 subscription shares were issued which have not yet been included in the registered share capital.

The shares that are dividend-entitled from 1 January 2018 are securitized in ISIN DE0006046113. Shares with dividend rights from 1 January 2019 onwards are securitized in ISIN DE000A2TR9S4 after their issue, e.g. due to the exercise of conversion or option rights. After the next Ordinary General Meeting of Biofrontera AG on 10 July 2019, these will be rendered equivalent to ISIN DE0006046113 and transferred to them. As of the date of this statement, 5,500 with dividend rights as of 1 January 2019 had been issued.

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Approved Capital

Biofrontera AG has no approved capital at present. Under agenda item 6, the Ordinary General Meeting of Biofrontera AG on 24 May 2017 passed a resolution to amend the bylaws, and to include Section 7 (3b) in the bylaws for this purpose. The Management Board was authorized until 23 May 2022, with Supervisory Board approval, to increase the share capital of Biofrontera AG by up to EUR 4,000,000 through the issuing, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II). The Management Board is authorized, with Supervisory Board consent, to determine the further contents of the share rights and the terms of the share issue. The new shares are to be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) of the German Stock Corporation Act (AktG). The Management Board was authorized, with Supervisory Board approval, to exclude shareholders’ subscription rights for fractional amounts and in the case of cash capital contributions up to an amount not exceeding 10 % of the share capital existing as of the date when the authorization becomes effective or – if this value is lower – until the date of the exercising of this authorization, if the issue amount of the shares is not significantly less than the stock market price of the already listed shares of Biofrontera AG as of the date when the issue amount is finally determined. The complete proposed resolution was published in the German Federal Gazette (Bundesanzeiger) dated 12 April 2017. Deutsche Balaton AG, Heidelberg (“Deutsche Balaton”), has brought a charge for nullity and an action for annulment against this resolution and further resolutions of the General Meeting dated 24 May 2017 at the Cologne Regional Court (reference number 82 O 66/17). A so-called notional registry block was effected based on the charge for nullity and action for annulment. In other words, the authorization issued by the requisite majority at the General Meeting could not be entered in the commercial register and has consequently not yet become effective. The Cologne Regional Court rejected the action in December 2017. Following the appeal of Deutsche Balaton, the Cologne Higher Regional Court upheld the action in November 2018. In its ruling, the Cologne Higher Regional Court did not allow the Federal Supreme Court to review the judgment. As Biofrontera AG considers the judgment of the Cologne Higher Regional Court to be incorrect, it has filed an appeal for non-admission with the Federal Supreme Court. A decision of the Federal Court of Justice has not yet been issued.

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Conditional Capital

Conditional Capital I

Pursuant to Section 7 (2) of the bylaws, Conditional Capital I continues to exist in an amount of EUR 4,116,855, which was created by resolution of the General Meeting of 28 August 2015 in a scope of up to EUR 6,434,646. The reduction of the amount in the bylaws reflects the exercising of conversion rights, whereby the issue of the new shares has already been entered in the commercial register in the amount of the difference.

As a consequence, a total of 4,116,855 new shares can still be issued from Conditional Capital I. In this context, conversion rights, from which up to 546,378 new shares can arise, exist from already issued convertible bonds.

Conditional Capital III

Conditional Capital III pursuant to Section 7 (6) of the bylaws exists in an amount of EUR 341,400. Conditional Capital IIII serves to secure options issued as part of the 2010 Share Option Program and which have not yet expired. As the 2010 Share Option Program expired on 1 July 2015, no further options can be granted on its basis.

At present, 132,350 options are still outstanding, which were granted as part of the 2010 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for.

Conditional Capital V

Conditional Capital V pursuant to Section 7 (8) of the bylaws exists in an amount of EUR 1,814,984. Conditional Capital V exists to secure options granted as part of the 2015 Share Option Program which will be issued until 27 August 2020 pursuant to the more detailed terms of the management’s proposed resolution relating to agenda item 7 of the General Meeting of 28 August 2015. To date, 1,663,990 options have been issued from the 2015 Share Option Program. A total of 130,500 of these options have expired to date.

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(c) Stock market trading

The shares of Biofrontera AG with dividend-entitlement from 1 January 2018 (ISIN DE0006046113) are admitted to stock market trading in the Regulated Market of the Frankfurt Stock Exchange (Prime Standard). In addition, these shares of Biofrontera AG are traded in the Open Market on the stock exchanges in Berlin, Düsseldorf, Hamburg, Munich and Stuttgart as well as on XETRA and Tradegate Exchange.

Moreover, the Biofrontera ADSs, each of which securitizes two ordinary shares of Biofrontera AG, are traded on the US NASDAQ Stock Exchange under ISIN US09075G1058. The Biofrontera ADS is also traded on the Stuttgart Stock Exchange.

(d) Treasury shares

As of the date of this Opinion, Biofrontera AG did not hold any treasury shares.

(e) Existing interests in Biofrontera AG

(i) Shareholding of the Bidder and persons acting in concert with the Bidder

According to the information in the Offer Document, the Bidder and persons acting with the Bidder hold voting rights from 11,450,414 Biofrontera shares as well as from 9,057 ADSs (the latter corresponding to voting rights from 18,114 shares). This corresponds to an interest in the share capital and the voting rights of Biofrontera AG of 25.70%. According to the Offer Document, voting rights from 11,450,414 Biofrontera shares and 9,057 Biofrontera ADS are attributed to Mr. Wilhelm K.T. Zours, including the voting rights held by the Bidder.

(ii) Shareholding of additional shareholders

Maruho Deutschland GmbH, Leverkusen, holds a total of 9,062,809 Biofrontera shares according to its announcement pursuant to Section 23 (1) Clause 1 No. 1 of the German Securities Acquisition and Takeover Act (WpÜG) of 21 June 2019. This corresponds to an interest in the share capital and the voting rights of Biofrontera AG of 20.31%.

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(f) The Management Board of Biofrontera AG

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984. After eight years in academic research at Cologne University and at the California Institute of Technology (USA), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997, since when he has managed the Company.

Thomas Schaffer, CFO

Thomas Schaffer started his career in various positions in the finance and controlling area at Siemens Semiconductor. He was Vice President and CFO in the Security & Chipcard ICs area at Siemens. He was then Managing Director and CFO at Infineon Ventures GmbH for a four-year period and continued his career as Vice President and CFO of the Specialty DRAM Division of Qimonda AG, where he also assumed the Managing Director role at Qimonda Solar GmbH. He added to his significant international experience with appointments as CFO at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, USA. Mr. Schaffer has been CFO of Biofrontera AG since June 2013.

Christoph Dünwald, CCO

Christoph Dünwald started his career at Bayer AG, where he held various positions in marketing (USA and Spain) and in strategic business management in Germany and Southeast Asia over a 15-year period. In his last position at Bayer, he managed the Bayer Healthcare Diagnostics Division in Belgium and Luxembourg as General Manager. After two years as International Sales and Marketing Director in Spain and England for Corporación Dermoestética SA, he moved to become Senior Commercial Director at US pharmaceuticals group Allergan in 2008. From 2009 until 2015, he managed its Medical Business Unit in Spain and Portugal. Mr. Dünwald has been responsible for marketing and sales at Biofrontera since 2016.

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(g) The Supervisory Board of Biofrontera AG

Dr. Ulrich Granzer, Supervisory Board Chairman

Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services, and has been a Supervisory Board member since 2003. He was previously head of regulatory affairs at GlaxoSmithKline, BASF Pharma and Bayer Pharma and is a proven expert in the pharmaceutical approvals area. He studied pharmaceutics at Phillips University Marburg before receiving his doctorate from Tübingen University.

Jürgen Baumann, Deputy Supervisory Board Chairman

Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and was Supervisory Board Chairman from 2007 to 2016. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe. Mr. Baumann studied economic sciences at Wuppertal University.

Dr. John Borer

Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.

Reinhard Eyring

Mr. Reinhard Eyring has been a partner in the corporate area of the Ashurst international legal practice in Frankfurt and Head of Ashurst Germany since 2000. He has extensive experience in all areas of corporate and banking law, especially stock corporation and capital market law. Reinhard Eyring also advises listed and unlisted companies in all regulatory matters relating to stock corporation law. He has extensive expertise in IPOs and public takeovers and is a member of various supervisory boards.

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Kevin Weber

Mr. Kevin Weber is Principal at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in marketing as well as worldwide marketing strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals. Kevin Weber is also a member of the Boards of Directors of the American Academy of Pain Medicine Foundation and of the American Chronic Pain Association. He holds a degree in management and marketing from Western Michigan University.

The term of office of the five current Supervisory Board members ends with the conclusion of the General Meeting of Biofrontera AG that approves the discharge of the members of the Supervisory Board for the financial year 2020. With the exception of Mr. Eyring, they were elected at the General Meeting of Biofrontera AG on 31 May 2016. Mr. Eyring was elected to the Supervisory Board as successor to Mr. Mark Reeth at the General Meeting on 11 July 2018. Mr. Reeth was also elected to the Supervisory Board by the General Meeting on 31 May 2016. He subsequently relinquished his mandate as a member of the Supervisory Board with effect as of 31 October 2017.

Hansjörg Plaggemars

As the Supervisory Board of Biofrontera AG consists of six members in accordance with the provisions of the bylaws, the General Meeting of Biofrontera AG elected a sixth member on 31 May 2016, Mr. Hansjörg Plaggemars. At the time of his election, Mr. Plaggemars was a member of the Management Board of Deutsche Balaton, which, according to the Offer Document, holds direct and indirect interests in Biofrontera AG and is one of the persons acting in concert with the Bidder.

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At the request of the Supervisory Board, pursuant to Section 103 (3) AktG, the respective court is required dismiss a supervisory board member if an important ground exists in relation to this person. In January 2019, the Supervisory Board filed an application with the Cologne District Court to dismiss Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG. The background is that Mr. Plaggemars submitted a written statement in November 2018 in proceedings pending before the Regional Court of Cologne in which DELPHI applied for the appointment of a special auditor for Biofrontera AG pursuant to Section 142 (2) AktG. This legal proceeding was initiated by DELPHI in January 2018, when Mr. Plaggemars was still a member of the Management Board of DELPHI alongside Mr. Wilhelm K. T. Zours. DELPHI is controlled by Mr. Wilhelm K. T. Zours according to voting right notifications, and DELPHI holds the majority of the shares in Deutsche Balaton AG. The Supervisory Board of Biofrontera AG would have been responsible for submitting a statement in the proceedings as a body pursuant to Section 142 (5) AktG, but not an individual member, so that the submission of the statement violates the legal competency regulation. In the statement, Mr. Plaggemars also disclosed information which, in the opinion of the other members of the Supervisory Board of Biofrontera AG, is subject to the consulting secrecy of the Supervisory Board pursuant to Section 116 AktG and of which DELPHI thereby gained knowledge. At the request of the Supervisory Board of Biofrontera AG, the Cologne District Court dismissed Mr. Plaggemars as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) AktG for cause. The ruling was issued on 22 March 2019 and came to the attention of Biofrontera AG on 26 March 2019. The ruling regarding the removal from office is effective immediately. However, an appeal may be lodged within one month. Mr. Plaggemars lodged a complaint within the prescribed period, which had not yet been ruled upon by the court on the date of this Opinion. In the event of a successful appeal, Mr. Plaggemars would reassume his position as a member of the Supervisory Board.

4.1.2	Biofrontera Group / subsidiaries of Biofrontera AG

Biofrontera AG directly holds 100 % of the shares in the following subsidiaries:

–	Biofrontera Bioscience GmbH, Leverkusen

–	Biofrontera Pharma GmbH, Leverkusen

–	Biofrontera Development GmbH, Leverkusen

–	Biofrontera Neuroscience GmbH, Leverkusen

–	Biofrontera Inc., Wilmington, Delaware, USA

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Biofrontera Inc. owns 100 % of the shares of

–	Biofrontera Newderm LLC, Wilmington, Delaware, USA,

which in turn holds 100 % of the shares in

–	Cutanea Life Sciences Inc., Wayne, Pennsylvania, USA.

Cutanea Life Sciences Inc. holds 100 % of the shares in

–	Dermapex, LLC, Wayne, Pennsylvania, USA and in

–	Dermarc, LLC, Delaware, USA.

Together with these companies, Biofrontera AG forms the Biofrontera Group.

4.2	Operating activities of the Biofrontera Group

4.2.1	Description of operating activities

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological medications and medical cosmetics. The most important product of Biofrontera AG is Ameluz®, a prescription medication to treat non-melanoma skin cancer and its preliminary stages. Ameluz® has been marketed in the EU since 2012 and in the USA since October 2016.

In March 2019, Biofrontera Newderm LLC acquired all shares in Cutanea Life Sciences Inc. from Maruho Co. Ltd., Japan. Cutanea Life Sciences Inc. is a US-based pharmaceutical company specializing in dermatology. Cutanea Life Sciences Inc. markets AKTIPAK®, a prescription gel for the treatment of acne, and since November 2018 XepiTM, a prescription cream for the treatment of impetigo, a common skin infection caused by bacteria (Staphylococcus aureus or Streptococcus pyogenes). XepiTM is the only drug in its class approved by the Food and Drug Administration (FDA) offering activity against antibiotic-resistant bacteria (MRSA).

4.2.2	Overview of milestones in the Company’s successful development to date

Until 2011, the activities of the Biofrontera Group were characterized mainly by the development and approval of Ameluz® as a product. Along with approving Ameluz® in further countries outside the EU, especially the USA, and approval for new indications for Ameluz®, a further focus of activities has since been the market launch of Ameluz®.

The Management and Supervisory boards of Biofrontera AG are convinced that the corporate development of the Biofrontera Group represents an outstanding and intact success story.

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The main milestones of this development are listed below:

Fiscal year	Development
2011	-	December: Centralized EU approval for Ameluz®. The Biofrontera Group is the first German start-up company to receive centralized European and US approval for a medication it developed itself
2012	-	February: Following the establishment of its own sales organization and having resolved all related production and logistics issues, market launch of Ameluz® in Germany
	-	September: Sales start of Ameluz® in Scandinavia
	-	October: Market launch of Ameluz® in Holland
	-	November: Market launch of Ameluz® in England, Scotland and Austria
	-	November: CE certification and market launch of the BF-RhodoLED® PDT lamp
	-	December: Ameluz® accepted by the Scottish Medicines Consortium for use within the National Health Service
2013	-	June: Recruitment of Thomas Schaffer as the new CEO
	-	October: Start of Phase III trials to treat field cancerization
	-	October: Market launch of Ameluz® in Spain
	-	December: National Health Service Wales recommends utilizing Ameluz® in the UK National Health Service
2014	-	May: Switch to the Prime Standard of the Frankfurt Stock Exchange
	-	October: FDA approval for proposed approach to approve Ameluz® and BF-RhodoLED® in the USA
	-	December: “Pediatric Waiver” and “User Fee Waiver” submitted to the FDA. The FDA thereby waived Biofrontera’s obligation to conduct trials on children as well as approval fees
	-	December: Application for approval submitted and validated by the Swiss regulator
2015	-	March: Marketing in Spain assumed from Allergan with the Company’s own sales organization
	-	April: Formation of a subsidiary in the USA, Biofrontera Inc.
	-	September: Phase III approval trial for field therapy with Ameluz® proves a previously barely-achievable efficacy
	-	November: Christoph Dünwald appointed CCO at Biofrontera
	-	December: Approval of Ameluz® in Switzerland by Swiss Medic
2016	-	January: Phase III trial with Ameluz® for basal cell carcinoma proves non-inferiority – a factor of regulatory importance – compared to the competitor product
	-	January: Successful conclusion of the mid-cycle review by the FDA, with the application approval thereby entering the final processing stage
	-	March: Schweizerische Obligatorische Krankenversicherung (Swiss Obligatory Health Insurance) assumes costs of PTT with Ameluz®
	-	May: FDA approves Ameluz® in combination with BF-RhodoLED® in USA
	-	June: Start of Phase III trials on daylight PDT with Ameluz®
	-	June: Key personnel appointed at Biofrontera Inc.
	-	July: Start of a joint project to evaluate new products with Maruho Co., Ltd.
	-	July: Positive vote by the CHMP relating to surface therapy and submission of the application for approval for basal cell carcinomas to the EMA
	-	October: Sales start of Ameluz® in the USA
	-	December: Early repayment of the 2011/2016 bond with warrants

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Fiscal year	Development
2017	-	January: European Commission approves basal cell carcinoma as a new indication for Ameluz®
	-	February: Positive results from Phase III trial for daylight PDT with Ameluz®
	-	March: Randall Wilhoite appointed COO in the USA
	-	May: EUR 20 million loan agreement with the European Investment Bank, including EUR 10 million to be drawn down directly
	-	June: Application for approval for daylight PDT with Ameluz® submitted to the EMA
	-	August: Market launch of Ameluz® in Israel
	-	August: Meeting with the FDA to discuss new indication for Ameluz® for basal cell carcinoma
	-	December: IND application submitted to the FDA for Phase III trial for the treatment of superficial basal cell carcinomas with Ameluz®
2018	-	January: Biofrontera AG aims to rapidly list its shares on the US NASDAQ Stock Exchange
	-	January: Subsequent observation of Phase III daylight PDT trial with Ameluz® shows significantly lower recurrence rates than the competitor product
	-	February: Scottish Medicine Consortium (SMC) recommends treatment of basal cell carcinoma with Ameluz® within the UK National Health Service
	-	February: Start of trading of Biofrontera ADSs, each of which corresponds to two Biofrontera shares, on the US NASDAQ technology stock exchange
	-	March: European Commission issues approval for Ameluz® to treat actinic keratosis and field cancerization with daylight PDT
	-	May: The Biofrontera Group launches its own sales in Great Britain
	-	August: Conclusion of a 5-year contract with the US Veterans Administration for the sale of Ameluz® in combination with BF-RhodoLED®
	-	September: Patient recruitment started for Phase III basal cell carcinoma trial in USA
	-	September: The Swiss regulatory authority Swiss Medic grants approval for treatment with daylight PDT with Ameluz®
2019	-	January: Biofrontera Group receives FDA approval for batch size upscaling in Ameluz® production
	-	March: Biofrontera AG and Maruho Co. Ltd. conclude a cooperation agreement on branded generics and intend to cooperate on indication expansion and distribution of Ameluz®
	-	March: Biofrontera Group reports positive results from Phase III trial of Ameluz® in PDT treatment of actinic keratoses in the extremities and trunk/neck
	-	March: Biofrontera Inc. USA acquires Cutanea Life Sciences Inc. USA

4.3	Selected financial and corporate data for the Biofrontera Group

The fiscal year of Biofrontera AG corresponds to the calendar year. Its audited consolidated financial statements, consolidated interim reports and Group quarterly statements are prepared in compliance with International Financial Reporting Standards (IFRS). The financial reports of Biofrontera AG are available on its website (www.biofrontera.com) under the heading Investor Relations. It is recommended that Biofrontera shareholders familiarize themselves in depth with the business development and growth of the Biofrontera Group on the basis of its financial reports.

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4.3.1	2018 fiscal year

The selected financial information presented below is taken from the audited consolidated financial statements for the fiscal year ending 31 December 2018 (2018 fiscal year). Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, audited the consolidated financial statements of Biofrontera AG for the 2018 fiscal year and awarded them an unqualified audit certificate.

EUR thousands	01/01/ - 31/12/2018	01/01/ - 31/12/2017
Sales revenue	21,107	12,025
Profit/loss after income tax	-8,878	-16,102
Cash flow from operating activities	-13,434	-13,119
Cash flow from financing activities	22,274	9,451
	as of 31/12/2018	as of 31/12/2017
Liquid funds	19,451	11,083
Liabilities to banks	10,990	10,380

4.3.2	Description of business trends during the 2018 fiscal year

The sales revenue of the Biofrontera Group for the period from 1 January to 31 December 2018 amounted to EUR 21.107 million. This corresponds to sales revenue growth of around 76 % compared to the previous year, with pure product sales revenue almost doubling (EUR 20,938 thousand; previous year: EUR 10,602 thousand). Sales revenues from product sales in the USA amounted to EUR 14.894 million, compared to EUR 6.312 million in 2017 (136%). In Europe, sales revenues from product sales amounted to around EUR 2.737 million, compared with EUR 1.616 million in 2017. This strong growth was driven by steadily growing sales in the largest market, the USA, as well as higher sales in the EU thanks to the approval of Ameluz® in combination with photodynamic daylight therapy (daylight PDT). The consolidated net result after income taxes amounted to EUR -8.878 million in 2018. A charge on earnings arose from the formation of provisions for future legal costs in the amount of EUR 3.489 million. These provisions include the estimated costs for legal disputes with Dusa Pharmaceuticals and Deutsche Balaton AG and with this corporate group in each case until a decision in the next instance. An improvement in the result derived from deferred tax assets on loss carryforwards for Biofrontera Pharma GmbH amounting to EUR 10.391 million to be reported for the first time as of 31 December 2018. Biofrontera Pharma GmbH has already generated profits in the second half of 2018 thanks to the higher business volume, and it can be assumed that Biofrontera Pharma GmbH will continue to generate positive results in the future and thereby utilize its tax loss carryforwards.

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4.3.3	Outlook for the 2019 financial year

For the 2019 financial year, the Biofrontera Group expects sales revenues of EUR 35 million to EUR 40 million and earnings before tax of EUR -9 million to EUR -11 million. Operating breakeven is expected to be reached in the fourth quarter of 2019.

The effects of the acquisition of Cutanea Life Sciences Inc. have not yet been included in this forecast for the Biofrontera Group. However, it is assumed that in 2019 this will not lead to any a negative effects on the result from operating activities and also no negative effects on the Biofrontera Group’s liquidity position. The sale of the new products Aktipak® and XepiTM is expected to generate sales revenue in the mid single-digit million range in 2019, which are not included in the aforementioned expected sales revenue.

4.3.4	Trends during the 01/01/2019 to 31/03/2019 period

In the period from 1 January 2019 to 31 March 2019, sales revenues increased by 46 % to EUR 6.8 million compared to EUR 4.7 million in the same period of the previous year. Earnings before taxes amounted to EUR -3.0 million or EUR -0.06 per share compared to EUR -3.2 million or EUR -0.08 per share in the same period of the previous year. Cash and cash equivalents amounted to EUR 21.8 million as of 30 March 2019 (31 December 2018: EUR 19.5 million). In the first quarter of 2019, the Biofrontera Group generated sales revenues of EUR 5.2 million in the USA, which corresponds to 52 % sales revenue growth year-on-year. Sales revenues in Germany improved to EUR 1.1 million, an increase of 72 % compared to the same period of the previous year. In the rest of Europe, sales revenues remained unchanged year-on-year at EUR 0.6 million.

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4.3.5	Staff

As of 31 December 2018, the Biofrontera Group employed a total of 157 staff, compared with 126 staff as of 31 December 2017. An employees’ representation does not exist.

5	Information around the Bidder

5.1	The Bidder

5.1.1	DB Biotech

One of the bidders is DB Biotech, a company based in Frankfurt am Main. According to the Offer Document, DB Biotech is a stock corporation under German law which was incorporated as a shelf company by notarial deed dated 23 February 2018, with its registered office in Frankfurt am Main. The Annual General Meeting of DB Biotech on 23 April 2018 resolved to change the company’s name to “Deutsche Balaton Biotech AG” and to change the purpose of the company. According to the Offer Document, DB Biotech is entered in the commercial register of the Frankfurt am Main District Court under Commercial Register Sheet No. 111190 with share capital of EUR 50,000, divided into 50,000 registered shares (ordinary shares) with a notional value of EUR 1.00 each. The purpose of the company DB Biotech is the acquisition, management and disposal of interests in corporations and partnerships, especially companies in the biotech and pharmaceutical sector. DB Biotech is entitled to realize and undertake all transactions and measures that are reasonable and useful for this purpose. The company is also entitled to manage its own assets and to establish subsidiaries and branches in Germany and abroad. Rolf Birkert is the sole member of the Management Board of DB Biotech. Members of the Supervisory Board of DB Biotech include Uwe Pirl (Chairman of the Supervisory Board), Philip Hornig (Deputy Chairman of the Supervisory Board) and Prof. Dr. Karin Lergenmüller. DB Biotech is active as an investment company within the scope of its corporate purpose in accordance with the Offer Document. According to the Offer Document, DB Biotech’s strategy is to acquire, manage and sell undervalued listed and unlisted investments in Germany and abroad with an investment focus on the biotechnology and pharmaceutical industries. According to the Offer Document, DB Biotech does not set a geographic focus. The focus is on a high long-term value appreciation potential for the respective investment. Acquisitions are usually financed by equity contributions from the parent company Deutsche Balaton.

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5.1.2	DELPHI

The other bidder is DELPHI with its registered office in Heidelberg. DELPHI is a stock corporation under German law. In accordance with the Offer Document, the company was formed by the change of legal form of the limited liability company “Delphi Unternehmensberatung GmbH”, Heidelberg (Mannheim District Court Commercial Register Sheet No. 334733) pursuant to Section 190 ff. of the German Corporate Transformation Act (UmwG). It is registered in the commercial register of Mannheim District Court under Commercial Register Sheet No. 705381. The share capital of DELPHI amounts to EUR 52,000 and is divided into 26,000 bearer shares. With regard to reserve capital, reference is made to the information provided in the Offer Document. According to the Offer Document, the sole member of the Management Board of DELPHI is Mr. Wilhelm K. T. Zours. The members of the Supervisory Board are Prof. Dr. Karin Lergenmüller (Chair of the Supervisory Board), Philip Hornig (Deputy Chair of the Supervisory Board) and Dr. Burkhard Schäfer.

According to the Offer Document, the purpose of DELPHI’s business is to advise companies and other natural and legal persons involved in business life in all business matters, in particular in matters of investment, financing, organization, data processing and marketing as well as the purchase and sale and management of participating interests and the management of its own assets. DELPHI is indirectly the majority shareholder of Deutsche Balaton and thereby also of DB Biotech via VV Beteiligungen Aktiengesellschaft, whereby according to the Offer Document a decontrolling agreement exists between VV Beteiligungen Aktiengesellschaft and Deutsche Balaton.

5.2	Bidder’s shareholder structure

According to information provided by the Bidder, its ownership structure is as follows:

Deutsche Balaton with its registered office in Heidelberg (Mannheim District Court, Commercial Register Sheet No. 338172) is the sole shareholder of DB Biotech and, as a company indirectly majority-owned by DELPHI, a person acting in concert with the Bidder.

VV Beteiligungen Aktiengesellschaft with its registered office in Heidelberg (Mannheim District Court, Commercial Register Sheet No. 337147) is a shareholder with a majority interest in Deutsche Balaton and, as a subsidiary of DELPHI, also a person acting in concert with the Bidder.

In addition, Mr. Wilhelm K. T. Zours as majority shareholder of DELPHI is a person acting in concert with the Bidder.

ABC Beteiligungen AG, headquartered in Heidelberg (Mannheim District Court, Commercial Register Sheet No. 337968), is a subsidiary of Deutsche Balaton and thereby a sister company of DB Biotech and is also a person acting in concert with Deutsche Balaton. The same applies to Prisma Equity AG, based in Heidelberg (Mannheim District Court, Commercial Register Sheet No. 716344) and Sparta AG, based in Hamburg (Hamburg District Court, Commercial Register Sheet No. 58870).

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With the exception of VV Beteiligungen Aktiengesellschaft, all the aforementioned companies hold Biofrontera shares. Please refer to the Offer Document for details. The Offer Document also lists those companies which, pursuant to Section 2 (5) Clause 3 WpÜG, due to their capacity as subsidiaries of a Bidder or persons acting in concert with the Bidder, are also to be regarded as persons acting in concert with the Bidder pursuant to Section 2 (5) WpÜG, but which do not hold Biofrontera shares.

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6	Information relating to the Offer

6.1	Relevance of the Offer Document

Some selected information included in the Offer Document is summarized below. The Management and Supervisory boards draw attention to the fact that the description of the Offer in this Opinion makes no claim to completeness and that solely the provisions of the Offer Document are of relevance for the content and processing of the takeover offer. All Biofrontera shareholders are independently responsible for examining the Offer Document and for taking the necessary related actions.

6.2	Summary of the Offer

The following summary of the Offer is taken from the Offer Document and serves to provide an overview. It does not include all information relating to the Offer. In their own interests, the shareholders of Biofrontera AG should not rely solely on this overview, but should instead examine this Opinion and the Offer Document in full and in detail.

Bidder:

Deutsche Balaton Biotech AG, with corporate domicile in Frankfurt am Main, Germany (Frankfurt am Main Municipal Court, Commercial Register Sheet No. 111190), business address: Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany

DELPHI Unternehmensberatung Aktiengesellschaft, headquartered in Heidelberg, Germany (Mannheim District Court, Commercial Register Sheet No. 705381), business address: Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany

Target Company:	Biofrontera AG, with corporate domicile in Leverkusen, Germany (Cologne District Court, Commercial Register Sheet No. 49717), business address: Hemmelrather Weg 201, 51377 Leverkusen, Germany

Subject of the Offer:

Purchase of up to 500,000 ordinary registered shares of Biofrontera AG (ISIN: DE0006046113 / WKN: 604611) including all related ancillary rights as of the date of the processing of the purchase offer.

The Offer relates only to Biofrontera shares. Other securities relating to Biofrontera shares are expressly not the subject of this purchase offer. In particular, the Offer does not relate to Biofrontera ADSs, which are also traded on the Stuttgart Stock Exchange. Holders of Biofrontera ADSs may not submit these for sale within the scope of this Offer. Holders of Biofrontera ADSs that wish to accept the offer in respect of the Biofrontera shares underlying the Biofrontera ADSs must first exchange their Biofrontera ADSs for Biofrontera shares. Thereafter, these Biofrontera shares may be tendered for sale under this Offer.

Consideration: (Offer Price)	EUR 7.20 per Biofrontera share

Acceptance period:	21 June 2019 until 19 July 2019, 24:00 hours (local time Frankfurt am Main)

Acceptance:	The Offer will be accepted during the acceptance period by written or textual statement of acceptance to the respective custodian bank or other securities service company where the Biofrontera shares of the respective Biofrontera shareholder are held in custody (the “Custodian Institution”). The statement of acceptance shall become effective upon registration of a blocking notice with respect to the Biofrontera shares to which the statement of acceptance relates (“Biofrontera Shares Tendered for Sale”) by the Custodian Institution on the securities account of the Biofrontera shareholder accepting the Offer. The acceptance statement shall be deemed to have occurred by the deadline if the blocking notice is effected based on instruction by the deadline at the latest by 15:00 hours (Frankfurt am Main local time) on the second banking day after the expiry of the acceptance period.

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No condition:	The Offer is not subject to any conditions.

Processing:

The consideration shall be credited to the Biofrontera shareholder accepting the Offer as an advance payment immediately after expiry of the Acceptance Period for the Biofrontera Shares Tendered for Sale within the Acceptance Period to the account of the Custodian Institution of the respective Biofrontera Shareholder accepting the Offer. Upon receipt of the consideration, the Biofrontera Shares Tendered for Sale will be transferred by the depositary institution of the respective Biofrontera Shareholder accepting the Offer to a securities account of the Central Settlement Agent. The latter forwards the Biofrontera Shares Tendered for Sale to DB Biotech, which acts as the settlement bidder.

The Custodian Institution will credit to the account the cash component attributable to the Biofrontera shareholder accepting the Offer. Processing shall occur at the earliest on the second, and at the latest on the eighth, banking day following the expiry of the acceptance period. In the instance that more than 500,000 Biofrontera shares are tendered to the offer, proportional acceptance will be applied (see Section 5.7 of the Offer Document).

Costs of acceptance:	The Bidders will not assume taxes, fees or domestic or foreign costs or fees of custodian banks that might be incurred in connection with accepting this Offer. Biofrontera shareholders wishing to accept the Offer are recommended to obtain advice before acceptance concerning any taxes, costs, fees and charges of their custodian banks that might be incurred.

No stock market trading:	Biofrontera Shares Tendered for Sale cannot be traded during the Acceptance Period due to the blocking notice.

ISIN:	Shares of Biofrontera AG: ISIN DE0006046113 / WKN 604611

Publications:

The offer document, whose publication was approved by the German Federal Financial Supervisory Authority (BaFin) on 21 June 2019, is published on 21 June 2019 through announcement on the Internet at https://www.deutschebalatonbiotech.de/erwerbsangebotbiofrontera- 2019 as well as through the provision of free-of-charge copies from the Bidders at their business address at Deutsche Balaton Biotech AG, Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany, fax: +49 6221 6492424. The announcement concerning providing this Offer Document free-of-charge and the Internet address at which the Offer Document will be published will be published on 21 June 2019 in the German Federal Gazette (Bundesanzeiger).

All publications and notifications in connection with the Offer required pursuant to the German Securities Acquisition and Takeover Act (WpÜG) will be published in the German language on the Internet at https://www.deutschebalatonbiotech.de/erwerbsangebotbiofrontera-2019 and in the German Federal Gazette (Bundesanzeiger).

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6.3	Subject of the Offer:

The Offer relates to up to 500,000 Biofrontera shares. It does not refer to Biofrontera ADSs that represent Biofrontera shares (cf. Section 6.4 of the Offer Document). According to the Offer Document, holders of Biofrontera ADSs can therefore not submit their Biofrontera ADSs for sale directly within the scope of the Offer. Holders of Biofrontera ADSs that wish to accept the Offer in respect of the Biofrontera shares underlying the Biofrontera ADSs are entitled to do so according to the Offer Document, but must first exchange their Biofrontera ADSs in good time for Biofrontera shares which can then be submitted for sale within the scope of the Offer.

6.4	Consideration offered by the Bidder

In accordance with the provisions of the Offer Document, the Bidder offers to acquire Biofrontera Shareholders Biofrontera shares held by them for consideration in cash per Biofrontera share in the amount of

EUR 7.20

If more than 500,000 Biofrontera shares are tendered, proportional acceptance shall be applied.

6.5	Competing offer of Maruho Deutschland GmbH

On 15 April 2019, Maruho Deutschland GmbH, Leverkusen, published an offer document for the voluntary public partial purchase offer to the shareholders of Biofrontera AG to acquire up to 4,322,530 Biofrontera shares against payment of a cash consideration of EUR 6.60 per Biofrontera Share (“Maruho Offer”). Maruho Deutschland GmbH announced on 27 May 2019 that the consideration to be paid under the Maruho offer would be increased to EUR 7.20 per Biofrontera share. Documents published by Maruho Deutschland GmbH relating to this acquisition offer can be downloaded from the following Internet address:

http://www.pharma-offer.de.

The acceptance periods for the Maruho Offer and for the Bidders’ Offer are identical.

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The Management and Supervisory boards’ Opinion on the Maruho Offer pursuant to Section 27 of the German Securities and Takeover Act (WpÜG) together with updates is available found at:

https://www.biofrontera.com/de/Erwerbsangebot-Maruho.html

They are also available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany, tel. +49 (0)214-87632-0 (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com).

The Management and Supervisory boards recommend that Biofrontera Shareholders inform themselves about the Maruho Offer and the relevant Opinion of the Management and Supervisory boards before accepting the Bidder’s Offer.

6.6	Acceptance period for the Bidder’s Offer

6.6.1	Acceptance period

The period for the acceptance of the Bidder’s Offer (hereinafter also referred to as the “Acceptance Period”) commenced on 21 June 2019. Pursuant to the Offer Document, it should end – subject to any extension – on 19 July 2019, 24:00 hours (Frankfurt am Main local time).

6.6.2	Statutory regulations concerning extending the Acceptance Period

The Acceptance Period extends automatically in the following instances:

-	In the case of a modifications to the Offer, the Acceptance Period extends by two weeks, to the extent that the publication of the modification occurs within the last two weeks before the expiry of the Acceptance Period. This is also the case if the modified offer infringes legal regulations (Section 21 (5) of the German Securities Acquisition and Takeover Act [WpÜG]).

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-	If a competing offer is issued by a third party during the Offer’s Acceptance Period, the expiry of the Offer’s Acceptance Period shall be determined according to the expiry of the acceptance period for the competing offer, if the Acceptance Period for the Offer expires before the expiry of the acceptance period for the competing offer (Section 22 (2) WpÜG). This is also the case if the competing offer is modified, prohibited, or infringes legal regulations.

-	If the Maruho Offer is amended during the Acceptance Period of this Offer and the Acceptance Period for this Offer expires prior to the expiration of the Acceptance Period for the amended Maruho Offer, the expiration of the Acceptance Period for this Offer will be determined after the expiration of the Acceptance Period for the amended Maruho Offer (corresponding application of Section 22 (2) WpÜG).

-	If, in connection with the Offer, a General Meeting of Biofrontera AG is convened after the publication of the Offer Document, the period for the acceptance of the Offer pursuant to Section 16 (3) WpÜG – notwithstanding the regulations of Section 21 (5) and Section 22 (2) WpÜG – shall amount to ten (10) weeks from the publication of the Offer Document.

6.7	No offer conditions

According to the Offer Document, the Offer and the share purchase agreements concluded with the acceptance of the Offer are not subject to any conditions.

6.8	Rights of withdrawal

Biofrontera shareholders are entitled to withdraw from agreements concluded through accepting the Offer in the instance of a modification to the Offer in the meaning of Section 21 (1) WpÜG pursuant to Section 21 (4) WpÜG, in the case of a competing offer pursuant to Section 22 (3) WpÜG, and in the case of a modification of the Maruho Offer pursuant to Section 22 (3) WpÜG.

7	Opinion relating to the type and level of consideration offered

The Management and Supervisory boards should address in their opinion the type and level of consideration offered.

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7.1	No statutory regulations concerning the type and level of consideration

By contrast with takeover and mandatory offers, in the case of a public purchase offer such as is the case with this Offer, no statutory requirements exist in relation to the type or level of consideration. The regulations of Section 31 of the German Securities Acquisition and Takeover Act (WpÜG) are not applicable for the Offer. In this procedure, the Bidder is consequently under no legal obligation to offer to a consideration in accordance with statutory regulations, but can instead freely determine the type and level of the consideration it is offering.

7.2	Type of consideration

The Offer provides for a cash payment. In the Management and Supervisory boards’ opinion, this type of consideration is not objectionable.

7.3	Amount of consideration

The cash payment amounts to EUR 7.20 per Biofrontera share according to the Offer. In this respect, the question arises whether this amount is financially appropriate.

7.3.1	Comparison with historical stock market prices

As the Bidder represents in the Offer Document, the Offer Price of EUR 7.20 per Biofrontera Share includes a premium for accepting Biofrontera Shareholders of EUR 0.84 or approximately 13 % of the average stock exchange price of EUR 6.36 as determined by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in the period of three months prior to the publication of the decision of the Bidders to make this Acquisition Offer on 29 May 2019 compared to the reference values set out in the Offer Document. The amount is also significantly higher than the prices paid by the Bidder and the persons acting in concert with the Bidder for Biofrontera shares in the last six months prior to the publication of the decision of the Bidders to make the Acquisition Offer on 29 May 2019; these pre-purchases are described in more detail in Section 7.5 and Annex 2 of the Offer Document.

According to the information in the Offer Document, the Bidder has not applied any other valuation methods for determining the Offer Price other than the aforementioned comparisons at historical stock exchange prices and pre-purchases.

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7.3.2	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion

Biofrontera AG has obtained an independent assessment of the financial adequacy of the consideration in accordance with IDW S 8 as part of the preparation of this Opinion.

(a)	Subject of the opinion and methodology

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Girardetstrasse 2, 45131 Essen (“IVC”) was engaged by Biofrontera to produce a written opinion concerning the financial appropriateness of the consideration offered, in other words, the Offer Price, from the perspective of Biofrontera shareholders (apart from the Bidder and its affiliated companies).

IVC receives a standard market payment (fee plus reimbursement of expenses) from the Biofrontera AG for its work. Biofrontera AG and IVC have also entered into a standard professional agreement relating to the scope of liability assumed by IVC. The compensation of IVC does not depend on the Offer’s success. It should be noted that in the past, at present and prospectively also in the future, IVC has maintained, maintains, and potentially will maintain relations with Biofrontera AG and with the Biofrontera Group, for which IVC has received compensation or will receive compensation in the future.

The opinion of IVC is produced based on the IDW standard as prepared by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland, hereinafter also referred to as “IDW”): “Principles for the Preparation of Fairness Opinions (IDW S 8).”

Given the standpoints developed in theory and practice, IDW S 8 presents the principles according to which financial auditors establish opinions relating to the financial appropriateness of transaction prices as part of corporate initiatives (so-called Fairness Opinions). Accordingly, the task of IVC is to assess in compliance with the methods presented in IDW S 8 whether the consideration on offer, in other words, the Offer Price, is financially appropriate in the meaning of IDW S 8. Reviewing or subjecting to an auditor’s review by IVC information presented by Biofrontera AG or third parties does not form a subject of activity pursuant to IDW S 8.

The reporting date for the assessment by IVC is 1 July 2019.

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In this connection, the Management and Supervisory boards clarify that

-	|reference to the Fairness Opinion serves solely the purpose of rendering transparent the information basis on which the Management and Supervisory boards issue their opinion,
-	the Fairness Opinion was issued solely on behalf of Biofrontera AG and to support the Management and Supervisory boards in the performance of their tasks and duties,
-	IVC has neither reviewed nor subjected to an auditor’s review the information and documents underlying the Fairness Opinion,
-	the appropriateness was determined according to IDW S 8 and assessed based mainly on the information and documents provided by Biofrontera AG,
-	no recommendation to accept or reject the public offer is connected with the Fairness Opinion,
-	the activity of IVC does not comprise an assessment of the completeness and correctness of the opinion pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG),
-	IVC’s reporting is neither addressed to third parties nor intended for the protection of third parties. Third parties cannot derive any rights in relation to IVC from the reporting. The agreement of IVC to attach the opinion letter to the statement of the Management and Supervisory boards does not lead to an expansion of the circle of addressees of IVC’s reporting or to the inclusion of third parties in the scope of protection of the Fairness Opinion.

The Opinion Letter prepared by IVC is attached to this opinion as Annex 7.3.2.

(b)	Result of the opinion by IVC

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to Biofrontera AG in a letter dated 1 July 2019 (“Fairness Opinion”) that the consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

7.4	Assessment of the consideration by the Management and Supervisory boards

Based on the points of view presented above, including the Fairness Opinion, the Management and Supervisory boards assess the consideration offered by the Bidder as financially not appropriate.

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8	Business and strategic background of the Offer communicated by the Bidder

8.1	Bidder’s information in the Offer Document

Under Section 9 of the Offer Document, the Bidder provides information on the “business and strategic” background to the Offer.

Accordingly, the Bidders’ sole objective in making this Offer is to acquire Biofrontera shares and thereby to strengthen the position of the Bidders and the persons acting in concert with the Bidders as together the largest shareholder group of Biofrontera AG. According to the Offer Document, the Bidders and the persons acting in concert with the Bidders regard the participating interest in Biofrontera AG as a long-term, profitable investment. According to the Offer Document, the Bidders and the persons acting in concert with the Bidders are pursuing, in particular, the objective of being represented on the Supervisory Board of Biofrontera AG in accordance with their shareholding. According to the Offer Document, the Bidder and the persons acting together with it are not pursuing with the Offer any intentions relating to a commercial collaboration or the leveraging of synergy effects.

In addition, the Bidder discusses the links between itself and Mr. Hansjörg Plaggemars in Section 9 of the Offer Document (see also Section 9 above) 4.1.1 (g)) and describes existing litigation between DELPHI and Deutsche Balaton on the one hand and Biofrontera AG on the other.

8.2	Opinion of the Management and Supervisory boards

In the Management and Supervisory boards’ opinion, the Bidder’s statements show that it and the persons acting in concert with it are not pursuing or do not disclose a strategic approach with regard to the Biofrontera Group that extends beyond the generation of profits for themselves. Obviously due to a lack of their own expertise, operational experience and activities in the area of activity of the Biofrontera Group, they do not communicate any intentions with regard to business collaboration or the leveraging of synergy effects. Consequently, the investment of the Bidders and the persons acting with them in Biofrontera AG is not potentially strategically useful for the Biofrontera Group.

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The Bidders’ statement that these and the persons acting in concert with them are pursuing the objective of being represented on the Supervisory Board of Biofrontera AG only “in accordance with their participating interest” does not appear credible. Based on the current level of investment of the Bidders and the persons acting in concert with them, a proportional share in the six-member Supervisory Board of Biofrontera AG of less than two seats would result. This would also apply in the event of a successful Offer. In the Management and Supervisory boards’ opinion, however, it is clear from Deutsche Balaton’s request pursuant to Section 122 AktG to amend the Annual General Meeting of Biofrontera AG on 10 July 2019 and from the countermotions submitted by the bidders and persons acting in concert with them that the Bidders and Deutsche Balaton already have the goal at the Annual General Meeting of Biofrontera AG on 10 July 2019 to fill at least three Supervisory Board mandates according to their ideas. In addition, amendments to the bylaws of Biofrontera AG that are intended to be made lead to the conclusion (cf. item 9.3), that in the following, the Bidder intends to fill the Supervisory Board mandates in a more extensive and thus majority manner in accordance with its ideas. In light of the targeted participation level of almost 30% – depending on the presence at the Annual General Meeting – it would also be conceivable that the Bidder and the persons acting in concert with it might achieve a simple majority of votes at the Annual General Meeting and thereby control Biofrontera AG.

9	Intentions communicated by the Bidder

9.1	Intentions of the Bidder with regard to Biofrontera AG

9.1.1	Corporate seat, location, use of assets and future obligations

According to the Offer Document, the relocation or closure of the corporate seat of Biofrontera AG and the location of major parts of Biofrontera AG is not intended. According to the Offer Document, the Bidders and Deutsche Balaton have no intentions regarding the use of the assets and future obligations of Biofrontera AG.

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9.1.2	Research partnerships / distribution rights

According to the Offer Document, the Bidders and Deutsche Balaton do not intend to enter into research partnerships with Biofrontera AG or to have distribution rights for Biofrontera products assigned to them for large parts of the world.

9.1.3	Employees, conditions of employment and representations

According to the Offer Document, the Bidders and Deutsche Balaton have no intentions regarding the employees, their conditions of employment and their representations at Biofrontera AG.

9.1.4	Structural measures

According to the Offer Document, the Bidders do not intend any restructuring of corporate relationships in terms of capital market or corporate legislation which could influence the participation of the shareholders of Biofrontera AG; the Bidders do not intend to conclude a domination and/or profit transfer agreement with the Target Company.

9.1.5	Opinion of the Management and Supervisory boards

To the extent that the Bidder communicates that no intention exists to relocate the corporate headquarters of the Target Company and the location of significant parts of the Target Company, the Management and Supervisory boards are of the opinion that, to this extent, none of the modifications to be brought about by the Bidder are required either. To the extent that the Bidder communicates that it is pursuing no intentions in relating to the utilization of the assets and future liabilities of Biofrontera AG, the Management and Supervisory boards are of the opinion that, to this extent, none of the modifications instituted by the Bidder are required either. The Management and Supervisory boards draw attention to the fact that in the event of a successful Offer and if the Bidder achieves the desired influence on Biofrontera AG, a potential risk would in any case exists that an attempt will be made to access the assets of the Biofrontera Group, especially its available liquidity.

As neither the Bidders nor Deutsche Balaton possess the necessary expertise and operational resources, the Management and Supervisory boards are of the opinion that it is clear that according to the Offer Document no research partnerships or distribution agreements with Biofrontera AG are to be entered into. With these statements in the Offer Document, the Bidders themselves make clear that their investment in Biofrontera AG does not offer any strategic opportunities for the Biofrontera Group.

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To the extent that the Bidder communicates that it has no intentions in relation to the employees, their working conditions and their representations at Biofrontera AG, the Management and Supervisory boards are of the opinion that, to this extent, none of the modifications instituted by the Bidder are required either.

To the extent that the Bidder communicates that it apparently intends no restructuring of corporate relationships in terms of capital market or corporate legislation, the Management and Supervisory boards are of the opinion that, to this extent, none of the modifications to be brought about by the Bidder are required either.

9.2	Intentions of the Bidder with regard to the Management and Supervisory boards of Biofrontera AG

9.2.1	Supervisory Board

According to the information in the Offer Document, the Bidder and the persons acting in concert with the Bidder intend to bring about modifications to the Supervisory Board of Biofrontera AG. At future Annual General Meetings of Biofrontera AG, they wish to ensure that the Supervisory Board of Biofrontera AG is composed of persons who are independent of the Management Board and the Company’s founder. The Bidder claims in the Offer Document that this is currently not the case. It claims that on the contrary a considerable proportion of the members of the Supervisory Board are not independent owing to business relations with Biofrontera AG and the associated orders of Biofrontera AG. For this reason, in the opinion of the Bidder and the persons acting in concert with the Bidder, the Supervisory Board in many respects has failed to fulfil its duties. The Bidder mentions alleged related examples in the Offer Document.

At the Annual General Meeting on 10 July 2019, the Bidder and Deutsche Balaton already intend to remove Dr. Ulrich Granzer, current Chairman of the Supervisory Board of Biofrontera AG, from office. Dr. Günter Werkmann, member of the Management Board of MISTRAL Media AG, Darmstadt, is to succeed Dr. Granzer. Prof. Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the Rhine-Main University of Applied Sciences, is to be elected to the Supervisory Board as a substitute member in the event of Dr. Werkmann’s early retirement from office, according to the ideas of the Bidder and Deutsche Balaton.

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At the Annual General Meeting on 10 July 2019, the Bidder and Deutsche Balaton intend to remove current Supervisory Board member Mr. John Borer from office. Ms. Eva Katheder, management consultant, Bad Vilbel, is to be elected to the Supervisory Board as his successor. Prof. Dr. Karin Lergenmüller is to be elected to the Supervisory Board as a substitute member in the event of Ms. Katheder’s early retirement from office, according to the ideas of the Bidder and Deutsche Balaton.

9.2.2	Management Board

The Bidders and the persons acting in concert with the Bidders do not intend to interfere with the independence of the Supervisory Board with regard to the appointment of members of the Management Board, as described in the Offer Document. However, according to the Offer Document, the Bidders and the persons acting in concert with the Bidders are of the opinion that the current Chief Financial Officer, Mr. Schaffer, is unsuited to his duties.

9.2.3	Opinion of the Management and Supervisory boards

(a) Unfounded accusations against the Supervisory Board

Firstly, attention should be drawn to the fact that, contrary to what the Bidders erroneously claim, not a single person dependent on the “Management Board and the Company’s founder” (i.e. Prof. Dr. Hermann Lübbert) is a member of the Supervisory Board.

Nor do the Bidders provide any concrete evidence, let alone reliable facts, for such a dependency. They limit themselves to the further false assertion that the alleged lack of independence derives “from business relations [of the members of the Supervisory Board] with the Target Company and related orders of the Target Company”.

Rather, it is the case that no business relationships exist between Biofrontera AG and individual members of the Supervisory Board.

Nor do the alleged breaches of duty committed or tolerated by the Supervisory Board as alleged in the Offer Document exist.

Firstly, it is wrong to claim that the Supervisory Board allows Biofrontera AG to “simply ignore a (not res judicata) ruling by the Higher Regional Court of Cologne and not even make it known to shareholders in a timely manner”. It is true that Biofrontera AG naturally concerned itself with the ruling and subsequently appealed against it. Biofrontera shareholders were also informed of the ruling in the annual financial statements – and consequently in the manner required by law.

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Furthermore, the Bidders claim that, following an indication by Deutsche Balaton, since mid-2017 the Management and Supervisory boards of Biofrontera AG had already had at their disposal indications which, in the opinion of the Bidders and the persons acting in concert with the Bidders, point to the fact that the voting rights notifications of Maruho Co. Ltd., Japan, are incorrect and that voting rights notifications of the persons presumed to control Maruho Co. Ltd., Japan, were completely omitted. In the meantime, an expert opinion of the law firm Atsumi & Sakai Janssen Foreign Law Office has been prepared for Deutsche Balaton, which allegedly arrives at the conclusion that the CEO of Maruho Co. Ltd., Japan, Mr. Takagi, controls more than 89 % of the voting rights of Maruho Co. Ltd., Japan. If the Supervisory Board of Biofrontera AG had investigated such indications, Maruho Deutschland GmbH would not have had any voting rights or subscription rights. However, in the view of the bidders and the persons acting in concert with the bidders, the Management and Supervisory boards failed to take any action for selfish reasons because they had benefited from the voting rights of Maruho Deutschland GmbH.

The addressees of the Offer Document, i.e. Biofrontera shareholders, are also misinformed by the Bidders at this point. The Bidders conceal the fact that Deutsche Balaton has indeed been making corresponding accusations in various court proceedings since 2017, but none of the courts involved has followed the argumentation. In particular, the so-called expert opinion of the law firm Atsumi & Sakai Janssen Foreign Law Office has no corresponding evidentiary effect, as the Cologne Regional Court has recently made clear to Deutsche Balaton. The Bidders simply conceal all this with the aim of constructing accusations against the members of the Supervisory Board.

With regard to the modifications to the Supervisory Board which the Bidder and Deutsche Balaton specifically intended at the Annual General Meeting of Biofrontera AG on 10 July 2019, the following should be noted:

(b) On the proposed removal of Dr. Ulrich Granzer from office

Dr. Ulrich Granzer, at present the Chairman of the Supervisory Board of Biofrontera AG, is the founder and owner of Granzer Regulatory Consulting & Services. Previously, he was Head of Regulatory Affairs at GlaxoSmithKline and of the Global Regulatory Center at BASF Pharma, as well as VP Global Regulatory Affairs at Bayer Pharma. He is a proven expert in the drug approval area and enjoys the highest national and international reputation in this field. He has made a major contribution to the Company’s success. His membership of the Supervisory Board of Biofrontera AG is a great benefit to the Company.

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With regard to the successor to Dr. Granzer, Dr. Günter Werkmann, proposed by Deutsche Balaton, and the replacement member Prof. Dr. Karin Lergenmüller, proposed by Deutsche Balaton, it is not apparent that they command even approximately the same expertise as Dr. Granzer in the manufacture and approval of drugs or in any other area relevant to a pharmaceutical company. However, it is important that such expertise be represented at the highest level on the Supervisory Board of Biofrontera AG.

It should also be noted that both candidates it proposes are closely intertwined with Deutsche Balaton and its group companies:

Dr. Günter Werkmann is a member of the Management Board of MISTRAL Media AG. Its Supervisory Board members are Dr. Burkhard Schäfer (member of the Supervisory Board of Deutsche Balaton), Mr. Rolf Birkert (member of the Management Board of Deutsche Balaton) and Ms. Eva Katheder, who is a member of a number of supervisory boards within the Deutsche Balaton Group. Among others, SPARTA AG, Hamburg, whose Supervisory Board includes Dr. Günter Werkmann and Prof. Dr. Karin Lergenmüller, is majority-owned by Deutsche Balaton.

(c) On the proposed deselection of Mr. John Borer

Mr. John Borer is a senior staff member, but not a shareholder, of The Benchmark Company, LLC, USA. Along with two further investment banks, The Benchmark Company, LLC, advised Biofrontera AG as part of its US stock market listing in early 2018. Mr. Borer was not involved in the Supervisory Board’s coordinations regarding the question of mandating The Benchmark Company, LLC, in connection with the US IPO in early 2018, all of which occurred in 2017.

As far as the successor to Mr. Borer, Ms. Eva Katheder proposed by Deutsche Balaton and Prof. Karin Lergenmüller proposed as a substitute member, are concerned, it is not apparent that they command even approximately comparable experience in the USA, which now represents the main sales market of Biofrontera AG, or in any other area relevant to the Company.

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It should be pointed out that Mrs. Katheder is also closely interlinked with Deutsche Balaton and its group companies and is a member of a number of supervisory boards within the Deutsche Balaton Group.

(d) On the intended modification to the Management Board

Deutsche Balaton apparently wishes to promote its request for the dismissal of Mr. Schaffer by proposing to the Annual General Meeting of Biofrontera AG on 10 July 2019 to withdraw confidence from Mr. Schaffer.

The Supervisory Board has examined the allegations against Mr. Thomas Schaffer of Deutsche Balaton, which have already been made publicly on several occasions, and has found no evidence that there might be any evidence to justify a withdrawal of confidence in him.

On the contrary, thanks to the successful work of the Management Board of Biofrontera AG, the Company has developed and performed very positively in recent years. The fact that the Company has become a successful pharmaceutical company in recent years, including in the USA, and can report a pleasing earnings trend and significant sales revenue growth shows that the Supervisory and Management boards are very committed and successfully working on the Company’s long-term development and growth. The Supervisory and Management boards can therefore only explain the desire to withdraw confidence in Mr. Schaffer as part of the attempt by Deutsche Balaton to discontinue the successful management of Biofrontera AG and to take over control of Biofrontera AG.

9.3	Proposed amendment of Section 13 of the bylaws of Biofrontera AG

Furthermore, Deutsche Balaton plans, as the Bidder points out in the Offer Document, to amend Section 13 of the bylaws to the effect that in future only a simple majority of the votes cast be required to dismiss a Supervisory Board member, which is currently only possible with a ¾ majority. This makes it obvious that Deutsche Balaton, together with the Bidders and the persons acting in concert with them, has the goal of filling the Supervisory Board completely according to its own ideas in the future, although it does not command a majority of the voting rights.

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9.4	Litigation

According to the information in the Offer Document, Deutsche Balaton and DELPHI consider their respective legal disputes against Biofrontera AG to enjoy good prospects of success and intend to continue them as long as they are shareholders of Biofrontera AG, unless they can otherwise be successfully terminated.

The Management and Supervisory boards are of the opinion that no inner connection exists between the continuation of litigation against Biofrontera announced by Deutsche Balaton and DELPHI and the Offer. The Management and Supervisory boards note that the litigation incurs costs to be borne by all shareholders and also ties up internal resources to a significant extent, thereby preventing them from being deployed productively.

By way of addition, it is to be noted that in the rescission proceedings initiated by Deutsche Balaton against resolutions of the Annual General Meeting of 11 July 2018, the Regional Court of Cologne has recently suggested again – by way of pacification – that the claim made by Deutsche Balaton that the research partnership with Maruho Co. Ltd. was detrimental to Biofrontera AG be reviewed by an arbitrator appointed by mutual agreement between Biofrontera AG and Deutsche Balaton. Biofrontera, convinced that the accusations are unfounded, has generally agreed to this in order to promote a normalization of relations with Deutsche Balaton. Significantly, however, to date Deutsche Balaton has not drawn any closer to this settlement proposed by the court. Instead, it prefers to once again make its accusations and allegations the subject of shareholders’ meeting on 10 July 2019 and to present them extensively in the Offer Document. This suggests the assumption that, regrettably, it is not so much a matter of clarifying factual issues, but rather of pure propaganda against Maruho Co. Ltd. as a co-shareholder and the Managing and Supervisory boards of Biofrontera AG.

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9.5	Future business activities of the Bidder

According to the information in the Offer Document, the Bidder is not pursuing any intentions with regard to itself with the Offer, with the exception of the acquisition of voting rights in Biofrontera AG. In particular, it is stated that the offer to acquire Biofrontera shares does not entail any intention to change the future operating activities, corporate domicile or location of significant parts of the company of the Bidder. Equally, it is asserted that the Purchase Offer does not entail any change to the members of the management bodies of the Bidder, its employees and their representations as well as significant conditions of employment. The same applies to the persons acting in concert with the Bidders, in particular Deutsche Balaton. With the exception of the obligations and expenses arising for the execution of this Offer, the Bidder has no intentions with regard to the use of its assets and future obligations.

The objectives relating to the Bidder communicated by the Bidder cannot be evaluated by the Management and Supervisory boards of Biofrontera AG.

10	Prospective consequences of a successful offer for the Target Company’s employees, conditions of employment and locations

10.1	Strategic and operational objectives of the Bidder undisclosed / Intended modifications to the Management and Supervisory boards would represent a considerable disadvantage

As already remarked upon in Section 4.2.2, the corporate development and growth of the Biofrontera Group represents a long-term success story that has been delivered, and continues to be delivered, not only by the employees but also to a significant extent by the present boards of Biofrontera AG.

In the assessment of Biofrontera AG, the Bidder and individuals acting in concert with it have no proven practical experience of any type or other relevant expertise in the Biofrontera Group’s area of activity. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards poses a serious risk to the further development and growth of the Biofrontera Group. The Bidder does not even disclose in the Offer Document the strategic or operative targets for which it is aiming, especially in terms of the considerable personnel modifications it is targeting on the Management and Supervisory boards. This leads to unnecessary uncertainty and therefore jeopardizes the success and profitability of Biofrontera AG as a company.

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Given the fact that the Offer Document does not specify any single potential benefit that the Biofrontera Group could derive strategically or operatively from the considerable targeted restructuring of the Management and Supervisory boards, the targeted modifications consequently appear to be disadvantageous to a considerable extent.

This is all the more the case as the candidates proposed by Deutsche Balaton for the Supervisory Board stand in worrying proximity to Deutsche Balaton, which, in the opinion of the Management and Supervisory boards, gives rise to considerable doubts as to their independence. In addition, the candidates proposed by Deutsche Balaton do not command the same expertise as the current members of the Supervisory Board of Biofrontera AG, so that the desired modifications are associated with significant disadvantages.

10.2	Employees, conditions of employment

Pursuant to the employees’ opinion, the employees of Biofrontera AG reject the Bidder’s objectives relating to the modification of the Management and Supervisory boards. According to the Employees’ Opinion, the actions of the Bidders and the persons acting in concert with them are, in the employees’ opinion, contrary to the respectful and value-oriented corporate philosophy that is cultivated within the Biofrontera Group.

In their Opinion, the employees explicitly claim a disparaging, arrogantly condescending and thereby shameful treatment of employee shareholders by the representatives of the Deutsche Balaton Group at the Annual General Meeting of Biofrontera AG in 2018. A partnership with the Deutsche Balaton Group is completely out of the question for a considerable proportion of the employees, with the consequence that Biofrontera AG faces the risk of a mass exodus of highly qualified employees. In particular, the risk exists of a loss of important key personnel.

In the event of a successful Offer, the Management and Supervisory boards do not expect employee interests to be directly affected by the law. In particular, the Management and Supervisory boards have no reliable indications that a relocation or divestiture of activities would occur immediately or that personnel cuts would be initiated in order to generate synergy effects.

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However, the Management and Supervisory boards generally share the employees’ concerns that if the Offer were successful, significant changes in the management and corporate culture would occur, which would result in the loss of employees and executives. The Management and Supervisory boards emphasize that these are, in principle, employees and managers who, due to their high professional qualifications, are very much in demand in today’s tight labor market, whereby even a small number of departures are likely to have considerable negative effects on the Biofrontera Group.

10.3	Employee representatives

There are no employee representative bodies.

10.4	Company domicile of Biofrontera AG, location of significant parts of the Company

In the event of a successful Offer, the Management and Supervisory boards do not expect any immediate modifications to either the registered office or the locations of significant parts of the Company.

11	Summary evaluation of the Bidder’s objectives and of a successful Offer

Overall, the Management and Supervisory boards appraise the targets and intentions communicated by the Bidder as negative. The Management and Supervisory boards cannot identify that the Bidder’s objectives, which, if the Bidder’s approach proves successful, would potentially entail an effective control of the Biofrontera Group, are borne out by a comprehensible operative strategy that lies in the interests of the Biofrontera Group.

Instead, in the Management and Supervisory boards’ opinion, the overall approach of the Bidder and the persons acting in concert with the Bidder makes it clear that they intend to make substantial modifications to the structure of Biofrontera AG, especially in relation to the very successful management to date by the Management and Supervisory boards, by appointing persons closely associated with the Bidders and Deutsche Balaton. In particular, the related risks encompass the loss of key personnel. In the Management and Supervisory boards’ opinion, this would massively jeopardize the further success of the Biofrontera Group.

12	Interests of the Management and Supervisory boards of Biofrontera AG

12.1	No guarantee or prospect of benefits

The Bidder and persons acting together with it have not granted or held out the prospect of unjustified monetary payments or other unjustified benefits in kind to the members of the Management and Supervisory boards of Biofrontera AG in connection with the Offer.

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12.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this opinion / Voting abstentions

The members of the Management and Supervisory boards hereby declare that they have acted solely in the interests of Biofrontera AG when issuing this opinion.

The Management Board approved this opinion unanimously and without abstention.

The Supervisory Board approved this opinion unanimously and without abstention.

13 Intention of the members of the Management and Supervisory boards to accept the Offer

13.1	Management Board

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares.

Management Board member, Mr. Thomas Schaffer, holds a total of 56,265 Biofrontera shares and 1,500 Biofrontera ADSs.

Management Board member, Mr. Christoph Dünwald, holds a total of 125,000 Biofrontera shares.

The Management Board members do not intend to accept the offer. Instead, they intend to except the Maruho Offer for all Biofrontera shares they hold (see Note 6.5).

13.2	Supervisory Board

Mr. Jürgen Baumann holds a total of 30,000 Biofrontera shares.

Mr. Kevin Weber holds a total of 5,000 Biofrontera shares.

The aforementioned Supervisory Board members do not intend to accept the Offer. Mr. Baumann intends to except the Maruho Offer for all Biofrontera shares he holds (see Note 6.5). The other members of the Supervisory Board do not hold any Biofrontera shares.

14 Summarizing opinion of the Management and Supervisory boards

The Management and Supervisory boards recommend that Biofrontera shareholders do not accept the Offer.

Leverkusen, 1 July 2019

Biofrontera AG

The Management Board	The Supervisory Board

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Annex 2.2

- English convenience translation -

Employees’ Opinion

pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG)

concerning the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft

Heidelberg, Deutschland,

to the shareholders of

Biofrontera AG

to acquire up to 500,000 ordinary registered shares against payment of a cash consideration of EUR 7.20 as well as the transfer of a warrant pursuant to the terms of the offer document

On 27 June 2019, the employees of Biofrontera AG and, to the extent specified below, of its subsidiaries, issued their own employees’ opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG) concerning the public purchase offer in the form of a partial offer (“Offer”) of Deutsche Balaton Biotech AG and of DELPHI Unternehmensberatung Aktiengesellschaft (hereinafter referred to together as the “Bidder”, or with its affiliated companies as the “Deutsche Balaton Group”) to the shareholders of Biofrontera AG (“Biofrontera”), or with its associated companies as the “Biofrontera Group”) for the partial purchase of up to 500,000 ordinary registered shares of Biofrontera AG.

We comment on the Offer as follows:

Last year, the employees of Biofrontera AG and its German subsidiaries had already commented on the then tender offer of the Deutsche Balaton Group and rejected the Offer in its entirety. We continue to reject the renewed offer, as well as the intended changes to the Supervisory Board and thereby indirectly the changes to the Management Board of Biofrontera AG, which the Deutsche Balaton Group is striving for, in their entirety. We refer to the reasons given in our opinion in 2018 to the first offer. Once again, we call on Mr. Zours and the German Balaton Group to refrain from further tricks with the aim of taking control of Biofrontera.

In our previous statement on last year’s partial tender offer of the Deutsche Balaton Group in 2018, we have already stated that we are convinced that the actions of Mr. Zours and his companies in the Deutsche Balaton Group contradict the respectful and value-oriented corporate philosophy that we cultivate within the Biofrontera Group. This assessment was clearly confirmed last year, not least by the events at our Annual General Meeting. In particular by the absolutely contemptuous, arrogantly condescending and thereby shameful treatment of employee shareholders by the representatives of the Deutsche Balaton Group.

In our opinion, the ongoing public defamation of individual Management Board members and the questioning, without identifiable expertise, of business decisions only follows the goal of destabilizing the Company. We continue to strictly reject these activities on the part of the Deutsche Balaton Group under the direction of Mr. Zours, which in our opinion have sometimes been conducted on the margins of legality with the aim of acquiring control. It can be assumed that the loss of expertise induced by Zours/Deutsche Balaton Group will lead to commercial failure and ultimately to the destruction of the Company. In our view, the successful establishment of the company by committed employees and members of the Management Board, as well as the resulting long-term creation of shareholder value, would be discontinued if Zours/Deutsche Balaton Group were to assert itself. This is especially the case now that Biofrontera AG has its sights set on becoming break-even and is on its way to become profitable.

A cooperation with the Deutsche Balaton Group is completely out of question for a considerable proportion of the employees, with the consequence of a mass exodus of highly qualified employees, which would jeopardize Biofrontera as a going concern. In particular, the loss of important key personnel, which must be covered professionally in a pharmaceutical company of any size, is at risk of occurring.

Many employees of the Biofrontera Group are shareholders themselves. None of the signatories to this Opinion, who are also shareholders of Biofrontera AG, will accept the Offer of the Deutsche Balaton Group. At the Annual General Meeting we will vote for the management’s resolutions and against the Deutsche Balaton Group’s resolutions.

We, who help to shape the work and success of the Biofrontera Group on a daily basis, continue to stand behind the active members of the Management Board. For this reason, we appeal to all shareholders of our company to support us and NOT to accept the Deutsche Balaton Group’s Offer.

We confirm this with our signatures below.

Leverkusen, 27 June 2019

Name/signature	Employee of (please state the employing company)
100% of the employees*	Biofrontera AG
100% of the employees*	Biofrontera Bioscience GmbH
100% of the employees in Germany*	Biofrontera Pharma GmbH

*The lists of the signatures are available to the Company.

Annex 7.3.2

Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion dated 01 July 2019

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Girardetstraße 2, D 45131 Essen, Postfach 34 02 19, D 45074 Essen
Aufsichtsratsvorsitzender: Dr. Andreas Keil, Vorstand: WP Dr. Lars Franken, WP Dr. Jörn Schulte
T + 49 (0) 201-31 04 83-0, F + 49 (0) 201-31 04 83-99, www.ivc-wpg.com, Amtsgericht Essen HRB 18684

Personal / Confidential

Independent
Valuation & Consulting IVC

July 1, 2019
lars.franken@ivc-wpg.com
+49 (0) 201-31 04 83 85

non-binding convinience translation

Ladies and Gentlemen,

the Management Board of Biofrontera AG, Leverkusen (hereinafter "Biofrontera" or the "Company" or the "Target Company") has commissioned us to prepare a Fairness Opinion on the financial adequacy of the consideration offered in accordance with the Competing Offer of Deutsche Balaton Biotech AG, Heidelberg (hereinafter "DB Biotech"), and DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg (hereinafter "DELPHI"; together referred to as "Bidders").

A. Order and order execution

Biofrontera specialises in the development and commercialisation of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of white skin cancer.

On April 15, 2019, Maruho Deutschland had published a voluntary purchase offer for up to 4,322,530 Biofrontera shares pursuant to Section 14 (2) and (3) WpÜG. On May 27, 2019, Maruho Deutschland increased the former consideration from € 6.60 per share to € 7.20 (hereinafter "Maruho Offer") as part of an amendment of the offer in accordance with Section 21 (1), Clause 1 No 1, (2) Clause 1 and Section 14 (3) Clause 1 WpÜG.

On May 29, 2019, the bidders announced to submit a voluntary purchase offer in form of a partial tender offer for up to 500,000 Biofrontera shares (equivalent to approx. 1.12 % of the issued shares of Biofrontera). The tender offer as well as the offer document was published on June 21, 2019. The offer was published during the acceptance period of the Maruho offer. Therefore, pursuant to Section 22 (1) WpÜG, this is a Competing Offer (hereinafter referred to "Competing Offer") to the Maruho Offer. The acceptance period for both the Competing Offer

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Independent Valuation & Consulting IVC

and the Maruho Offer (extended in accordance with Section 22 (2), Clause 1) ends on June 19, 2019, 24:00 (local time Frankfurt am Main).

DB Biotech is a wholly-owned subsidiary of Deutsche Balaton Aktiengesellschaft, Heidelberg and as a company indirectly owned by DELPHI the company represents a person acting in concert with the Bidders. Furthermore, Mr. Wilhelm K.T. Zours as the majority shareholder of DELPHI is a person acting in concert with the Bidders next to other direct and indirect subsidiaries of DELPHI. DB Biotech directly holds 2,42 % of the capital stock and voting rights of the Target Company. DELPHI directly holds 12,46 % of the capital stock and voting rights of Biofrontera. In total the bidders and the persons acting in concert with the Bidders hold 25,70 % of the share capital and voting rights of the Target Company. Pursuant to § 30 Para. 1, clause 1, sentence 1 WpÜG the shares and voting rights are attributed to Mr. Wilhelm K. T. Zours (cf. offer document of June 21, 2019, Section 7.4).

With the Offer, the Bidders pursue to acquire Biofrontera shares and thus expand their position and the position of the persons acting in concert with the Bidders as largest shareholder group of the company (especially in reference to the supervisory board, cf. offer document of June 21, 2019, especially Section 9.1 and Section 10).

Pursuant to Section 27 (1) WpÜG, the Management Board and the Supervisory Board of the Target Company must submit a reasoned statement on the (Competing) Offer in accordance with the Offer Document.

Biofrontera had commissioned IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen (hereinafter "IVC") with the preparation of a Fairness Opinion (consisting of an "Opinion Letter" and a "Valuation Memorandum") for the independent assessment of the relationship between performance and consideration for the information of the Management Board and Supervisory Board in regard to the original acquisition offer of Maruho Deutschland and the updated offer of Maruho Deutschland. We have submitted our Fairness Opinion on April 29, 2019 and May 29, 2019 respectively.

Against the background of the Competing Offer as of June 21, 2019, Biofrontera has engaged us for another Fairness Opinion in regard to the Competing Offer of the Bidders with an e-mail dated June 21, 2019.

non binding convinience translation

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IVC's Fairness Opinion is based on the IDW Standard "Principles for the Preparation of Fairness Opinions (IDW S 8)" which has been published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Chartered Accountants in Germany) (hereinafter referred to as "IDW").

The date on which this Fairness Opinion was signed (July 1, 2019) has been determined to be the assessment date.

According to IDW S 8, financial adequacy exists if the transaction price to be assessed lies within a range of values determined on the basis of the net present value approach as well as transaction prices used for comparison. If the transaction object is subject to a timely company valuation according to the IDW Standard: "Principles for the Performance of Company Valuations (IDW S 1 as amended in 2008)", this should be used as a benchmark (cf. IDW S 8 (6)).

The procedures and analyses used to assess the transaction price and the supplementary information used generally result in a range as criterion for assessment. The auditor must assess the informative value of the range determined in accordance with the various procedures in order to correct any outliers and thereby further compress the range. The transaction price is appropriate within the meaning of this IDW Standard if it is within or above the range in the event of a sale or within or below the range in the event of an acquisition (cf. IDW S 8 (30)).

Against this background, we, as an independent and impartial expert on behalf of Biofrontera, assessed as of the reference date July 1, 2019 whether the consideration offered in accordance with the Competing Offer, consisting of the payment of a cash consideration in the amount of € 7,20

per share of Biofrontera is financially appropriate within the meaning of the IDW Standard: Principles for the Issuance of Fairness Opinions (IDW S 8).

non-binding convenience translation

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IVC's reporting exclusively serves to inform the Executive Board and Supervisory Board of Biofrontera. It does not replace an independent assessment or assessment of the financial adequacy of the consideration offered by the Bidders. It does not contain any recommendation to approve or reject the proposed transaction, nor does it include an assessment as to whether the terms of the transaction meet the legal requirements. The valuations shown exclusively serve determining assessment criteria for the transaction price to be assessed. They do not serve the purpose of an independent valuation of the transaction object, for example, to determine its fair value or current market value.

The audit or review of the information provided to us by Biofrontera or third parties for completeness and accuracy was not the subject of our activities in accordance with IDW S 8.

Our contractual relationship with the Company is based on the attached General Terms and Conditions for the Engagement of Auditors and Auditing Companies in the version dated January 1, 2017, as well as on the agreements made by way of a letter of engagement and commission.

non-binding convinience translation

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Independent Valuation & Consulting IVC

B. Information basis

We have conducted our work from June 21, 2019 to July 1, 2019 in our office in Essen; we referred as much as possible to our work results from the two Fairness Opinions on April 29, 2019 and May 29, 2019.

We have received the following documents from Biofrontera in particular:

- Offer Document "Freiwilliges öffentliches Erwerbsangebot in Form eines Teilangebots der Deutsche Balaton Biotech AG, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Frankfurt am Main, HRB 111190) und der DELPHI Unternehmensberatung Aktiengesellschaft, Ziegelhäuser Landstraße 1, 69120 Heidelberg, Deutschland (AG Mannheim, HRB 705381) an die Aktionäre der Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen (Amtsgericht Köln, HRB 49717) zum Erwerb von bis zu 500.000 auf den Namen lautenden Stückaktien gegen Zahlung einer Gegenleistung in Geld in Höhe von 7,20 Euro je Aktie der Biofrontera AG" as of June 21, 2019 (publication).
- Annual reports of Biofrontera AG for the financial years from 2014 to 2018.
- Audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the fiscal years from 2014 to 2018.
- Consolidated multi-year planning of Biofrontera AG dated December 8, 2018 (actuality confirmed by company) and
- Information related to the acquisition of Cutanea Life Sciences, Inc. in March 2019 (not included in Biofrontera AG's multi-year planning).

Possible, at least potentially conceivable (also indirect) effects on the enterprise value of Biofrontera and thus on the asset position of a shareholder who continues to hold the shares as a result of the acceptance of the Competing Offer according to the Offer Document, as well as possible effects from further possible actions of a shareholder as a result of the existence of the Competing Offer, have not been considered in this Fairness Opinion.

non-binding convinience translation

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During our work, we also made use of publicly available information and capital market data from financial information providers S&P Capital IQ and Refinitiv.

Information was provided to us in particular by

- Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,
- Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,
- Andrea Piotraschke, Senior Director of Accounting of Biofrontera AG, Leverkusen,

The Executive Board of Biofrontera has declared to us that to the best of its knowledge and assessment – and to the extent that they were available to Biofrontera – all information and documents required for our activities have completely and correctly been made available to us.

non-binding convinience translation

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Independent
Valuation & Consulting IVC

C. Standard for assessing financial adequacy

In order to determine the range of assessment criteria used for comparison, we applied the following procedures when determining the enterprise value of Biofrontera; in doing so, we determined the enterprise value of Biofrontera using a net present value-oriented procedure and subsequently checked its plausibility using various capital market data / information:

- Net present value-oriented procedure: DCF method

  We have used a discounted cash flow method as the capital value-oriented valuation method for determining the enterprise value of Biofrontera.

  If the discounted cash flow method is applied, the enterprise value is determined by discounting cash flows. The relevant cash flows were the financial surpluses derived from corporate planning to which all equity and debt lenders are entitled (gross method), which are discounted using the weighted average cost of capital (WACC method). Where available, special values are taken into account and net financial debt deducted.

  The basis of our activity was the planning provided to us. We have checked it for obvious inaccuracies. The valuation-relevant free cash flows were discounted using maturity- and risk-equivalent capital costs.

- Market price-oriented procedures: multiples

  We have determined trading multiples on the basis of peer group companies. On the basis of this we have checked the company value of Biofrontera for plausibility.

- Further plausibility considerations: Biofrontera share price and analysts' price estimates.

  We have analysed the stock market price of Biofrontera in the period prior to the submission of the Purchase Offer by Maruho Deutschland, prior to the submission of the Amended Offer by Maruho Deutschland, and prior to the submission of the Competing Offer by DB Biotech and DELPHI. In addition, we have used price estimates from analysts.

non-binding convinience translation

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The company value determined by us on the basis of Biofrontera's planning is above the current level of Biofrontera's share price. If the Biofrontera share price approaches the company value in the long term, a Biofrontera shareholder accepting the purchase offer with a consideration of € 7,20 per share will not participate of these possible price increases.

The competing purchase offer of € 7,20 represents a surcharge of approximately 0,1% compared to the level of the share price one day prior to the submission of the Competing Offer.

non-binding convinience translation

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Independent Valuation & Consulting IVC

D. Summarizing statement

On the basis of the activities carried out by us in compliance with IDW S 8, we are of the opinion that the consideration offered, consisting of a cash payment in the amount of € 7,20

per Biofrontera share, is not financially appropriate within the meaning of IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8).

We issue this statement on financial adequacy in accordance with the professional principles set out in particular in Sections 2 and 43 of the German Auditing Act (Wirtschaftsprüfungsordnung).

Essen, July 1, 2019

IVC Independent Valuation & Consulting
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte (Auditor)	Dr. Lars Franken (Auditor)

Enclosures

- Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017
- General Engagement Terms for German Public Auditors and Public Audit Firms as of January 1, 2017

non-binding convinience translation

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Allgemeine Auftragsbedingungen
für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2017

DokID:

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im Nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Steuerberatung, Beratungen in wirtschaftlichen Angelegenheiten und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Dritte können nur dann Ansprüche aus dem Vertrag zwischen Wirtschaftsprüfer und Auftraggeber herleiten, wenn dies ausdrücklich vereinbart ist oder sich aus zwingenden gesetzlichen Regelungen ergibt. Im Hinblick auf solche Ansprüche gelten diese Auftragsbedingungen auch diesen Dritten gegenüber.

2. Umfang und Ausführung des Auftrags

(1) Gegenstand des Auftrags ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer übernimmt im Zusammenhang mit seinen Leistungen keine Aufgaben der Geschäftsführung. Der Wirtschaftsprüfer ist für die Nutzung oder Umsetzung der Ergebnisse seiner Leistungen nicht verantwortlich. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrags sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Ändert sich die Sach- oder Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Mitwirkungspflichten des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Wirtschaftsprüfer alle für die Ausführung des Auftrags notwendigen Unterlagen und weiteren Informationen rechtzeitig übermittelt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrags von Bedeutung sein können. Dies gilt auch für die Unterlagen und weiteren Informationen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden. Der Auftraggeber wird dem Wirtschaftsprüfer geeignete Auskunftspersonen benennen.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der weiteren Informationen sowie der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

(1) Der Auftraggeber hat alles zu unterlassen, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährdet. Dies gilt für die Dauer des Auftragsverhältnisses insbesondere für Angebote auf Anstellung oder Übernahme von Organfunktionen und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

(2) Sollte die Durchführung des Auftrags die Unabhängigkeit des Wirtschaftsprüfers, die der mit ihm verbundenen Unternehmen, seiner Netzwerkunternehmen oder solcher mit ihm assoziierten Unternehmen, auf die die Unabhängigkeitsvorschriften in gleicher Weise Anwendung finden wie auf den Wirtschaftsprüfer, in anderen Auftragsverhältnissen beeinträchtigen, ist der Wirtschaftsprüfer zur außerordentlichen Kündigung des Auftrags berechtigt.

5. Berichterstattung und mündliche Auskünfte

Soweit der Wirtschaftsprüfer Ergebnisse im Rahmen der Bearbeitung des Auftrags schriftlich darzustellen hat, ist alleine diese schriftliche Darstellung maßgebend. Entwürfe schriftlicher Darstellungen sind unverbindlich. Sofern nicht anders vereinbart, sind mündliche Erklärungen und Auskünfte des Wirtschaftsprüfers nur dann verbindlich, wenn sie schriftlich bestätigt werden. Erklärungen und Auskünfte des Wirtschaftsprüfers außerhalb des erteilten Auftrags sind stets unverbindlich.

6. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Arbeitsergebnisse oder Auszüge von Arbeitsergebnissen – sei es im Entwurf oder in der Endfassung) oder die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, es sei denn, der Auftraggeber ist zur Weitergabe oder Information aufgrund eines Gesetzes oder einer behördlichen Anordnung verpflichtet.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers und die Information über das Tätigwerden des Wirtschaftsprüfers für den Auftraggeber zu Werbezwecken durch den Auftraggeber sind unzulässig.

7. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen, Unterlassen bzw. unberechtigter Verweigerung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung kann er die Vergütung mindern oder vom Vertrag zurücktreten; ist der Auftrag nicht von einem Verbraucher erteilt worden, so kann der Auftraggeber wegen eines Mangels nur dann vom Vertrag zurücktreten, wenn die erbrachte Leistung wegen Fehlschlagens, Unterlassung, Unzumutbarkeit oder Unmöglichkeit der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muss vom Auftraggeber unverzüglich in Textform geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z.B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse infrage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

8. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze (§ 323 Abs. 1 HGB, § 43 WPO, § 203 StGB) verpflichtet, über Tatsachen und Umstände, die ihm bei seiner Berufstätigkeit anvertraut oder bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer wird bei der Verarbeitung von personenbezogenen Daten die nationalen und europarechtlichen Regelungen zum Datenschutz beachten.

9. Haftung

(1) Für gesetzlich vorgeschriebene Leistungen des Wirtschaftsprüfers, insbesondere Prüfungen, gelten die jeweils anzuwendenden gesetzlichen Haftungsbeschränkungen, insbesondere die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Sofern weder eine gesetzliche Haftungsbeschränkung Anwendung findet noch eine einzelvertragliche Haftungsbeschränkung besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, sowie von Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen, bei einem fahrlässig verursachten einzelnen Schadensfall gemäß § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt.

(3) Einreden und Einwendungen aus dem Vertragsverhältnis mit dem Auftraggeber stehen dem Wirtschaftsprüfer auch gegenüber Dritten zu.

(4) Leiten mehrere Anspruchsteller aus dem mit dem Wirtschaftsprüfer bestehenden Vertragsverhältnis Ansprüche aus einer fahrlässigen Pflichtverletzung des Wirtschaftsprüfers her, gilt der in Abs. 2 genannte Höchstbetrag für die betreffenden Ansprüche aller Anspruchsteller insgesamt.

Alle Rechte vorbehalten. Ohne Genehmigung des Verlages ist es nicht gestattet, die Vordrucke ganz oder teilweise nachzudrucken bzw. auf fotomechanischem oder elektronischem Wege zu vervielfältigen und/oder zu verbreiten.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

50261
09/2016

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

DokID:

(5) Ein einzelner Schadensfall im Sinne von Abs. 2 ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfasst sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(6) Ein Schadensersatzanspruch erlischt, wenn nicht innerhalb von sechs Monaten nach der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Dies gilt nicht für Schadensersatzansprüche, die auf vorsätzliches Verhalten zurückzuführen sind, sowie bei einer schuldhaften Verletzung von Leben, Körper oder Gesundheit sowie bei Schäden, die eine Ersatzpflicht des Herstellers nach § 1 ProdHaftG begründen. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Ändert der Auftraggeber nachträglich den durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschluss oder Lagebericht, darf er diesen Bestätigungsvermerk nicht weiterverwenden.

Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfasst nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, dass der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Fall hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 Buchst. d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Sofern der Wirtschaftsprüfer auch Steuerberater ist und die Steuerberatervergütungsverordnung für die Bemessung der Vergütung anzuwenden ist, kann eine höhere oder niedrigere als die gesetzliche Vergütung in Textform vereinbart werden.

(6) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrags. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen,

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlungen, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen und

d) die Unterstützung bei der Erfüllung von Anzeige- und Dokumentationspflichten.

(7) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzugs wird nicht übernommen.

12. Elektronische Kommunikation

Die Kommunikation zwischen dem Wirtschaftsprüfer und dem Auftraggeber kann auch per E-Mail erfolgen. Soweit der Auftraggeber eine Kommunikation per E-Mail nicht wünscht oder besondere Sicherheitsanforderungen stellt, wie etwa die Verschlüsselung von E-Mails, wird der Auftraggeber den Wirtschaftsprüfer entsprechend in Textform informieren.

13. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Ist der Auftraggeber kein Verbraucher, so ist eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

14. Streitschlichtungen

Der Wirtschaftsprüfer ist nicht bereit, an Streitbeilegungsverfahren vor einer Verbraucherschlichtungsstelle im Sinne des § 2 des Verbraucherstreitbeilegungsgesetzes teilzunehmen.

15. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

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[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2017

DokID:

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor's professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

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(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor's negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively.

(5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

10. Supplementary provisions for audit engagements

(1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor's report, he may no longer use this auditor's report.

If the German Public Auditor has not issued an auditor's report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor's written consent and with a wording authorized by him.

(2) If the German Public Auditor revokes the auditor's report, it may no longer be used. If the engaging party has already made use of the auditor's report, then upon the request of the German Public Auditor he must give notification of the revocation.

(3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

11. Supplementary provisions for assistance in tax matters

(1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

(2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

(3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

b) examination of tax assessments in relation to the taxes referred to in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

e) participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

(4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing.

(5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (*Steuerberatungsvergütungsverordnung*) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (*Textform*).

(6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

a) work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

b) support and representation in proceedings before tax and administrative courts and in criminal tax matters;

c) advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

d) support in complying with disclosure and documentation obligations.

(7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit.

12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (*Textform*) accordingly.

13. Remuneration

(1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

(2) If the engaging party is not a consumer, then a set-off against the German Public Auditor's claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (*Verbraucherschlichtungsstelle*) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (*Verbraucherstreitbeilegungsgesetz*).

15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

DokID:

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